Arthur J.

& Co.

2001 Annual Report







Gallagher

Culture Driven Success

Gallagher has a clearly defined and carefully communicated company culture that is, and has always been, the catalyst for our success. We're problem-solvers. We're always willing to try something new. We support one another. We operate as a team. We foster professional growth. We reward people who deserve it. And in no time in our company's history have these cultural cornerstones proven more valuable to us and to our clients.

Contents

Financial Highlights



Total Revenues
(a) in millions of dollars
1000
800
600
400
200
0
618.9
658.1
713.5
795.3
910.0
97
98
99
00
01



Net Earnings
(a) in millions of dollars
150
120
90
60
30
0
63.4
66.9
83.2
93.0
125.3
97
98
99
00
01



Net Earnings Per Share
(a) in dollars
1.50
1.20
.90
.60
.30
0
.78
.80
.97
1.04
1.39
97
98
99
00
01

(a) Restated for poolings of interests.

Arthur J. Gallagher & Co.—an international service provider—plans, designs and administers a full array of customized, cost-effective property/casualty and employee benefit risk management programs. Clients are served by Gallagher brokers, consultants and third-party administrators in more than 250 offices in nine countries, and by a network of correspondent brokers and consultants in more than 100 countries around the world.

Operating Results

(in thousands, except per share and employee data)	**2001** (a)	2000 (a)	Increase (decrease)	
Total revenues	**$ 910,043**	$ 795,273	$ 114,770	14%
Salaries and employee benefits	**477,279**	414,372	62,907	15%
Other operating expenses	**269,832**	247,162	22,670	9%
Partnership investment expenses	**21,079**	—	21,079	—
Total expenses	**768,190**	661,534	106,656	16%
Earnings before income taxes	**141,853**	133,739	8,114	6%
Provision for income taxes	**16,597**	40,784	(24,187)	(59%)
Net earnings	**$ 125,256**	$ 92,955	$ 32,301	35%
Net earnings per share (b)	**$ 1.39**	$ 1.04	$ .35	34%

Other Data

Number of employees at end of year	**6,488**	5,703	785	14%
Stockholders' equity at end of year	**$ 371,613**	$ 328,900	$ 42,713	13%
Weighted average shares outstanding (b)	**90,127**	88,967	1,160	1%
Dividends declared per common share (c)	**$ .52**	$ .46	$ .06	13%

(a) Restated for poolings of interests.
(b) Based on weighted average number of common and common equivalent shares outstanding.
(c) Based on the total dividends declared on a share of common stock outstanding during the entire year.

Stock Performance

10 Years

On January 1, 1992, a share of Gallagher stock sold for $5.59, restated for two stock splits. Ten years later, on December 31, 2001, a share of Gallagher stock sold for $34.49, a gain of 517%.

Since IPO

On June 20, 1984, the date of Gallagher's initial public offering, a share of stock sold for $1.72, restated for three stock splits. Gallagher's December 31, 2001 per share price of $34.49 represented a 1,905% gain from the IPO price.



J. Patrick Gallagher, Jr., President and CEO

Robert E. Gallagher, Chairman

We will continue to cherish the unique culture that has driven our success

Letter to our Stockholders

In 2001, our company and our clients were confronted with a hardening property/casualty (P/C) market, rising medical costs, an economic recession and an unspeakable tragedy—crises that would test the mettle of any organization. But, drawing upon the creativity, talent and determination of our worldwide team, we addressed the needs of our clients and achieved record revenues and net earnings results.

Our total revenues rose 14% in 2001 to $910.0 million from $795.3 million in 2000. Net earnings jumped 35% to $125.3 million from $93.0 million. Net earnings per share were up 34% in 2001 to $1.39 from $1.04 in 2000. We increased our annual dividend per share 13% to $.52 in 2001 from $.46. Our return on beginning stockholders' equity was 38% and we ended the year with $3.60 in tangible net worth per share.

Drawing upon the creativity, talent and determination of our worldwide team, we addressed the needs of our clients and achieved record revenues and net earnings results.

We added many talented professionals to our team during 2001, boosting our employee count 14% to 6,488 from 5,703 at year-end 2000. Even with all this growth, we were able to increase our revenues per employee—one of our industry's key measures of productivity—by 1% to $140,000 from $139,000 in the prior year.

After more than a decade of soft market conditions, the P/C market began to harden in 2000. In 2001, rate hikes intensified and were accompanied by restrictions in coverage terms and availability, placing an added burden on customers. Then the horrors of September 11th unfolded. The terrorist attacks and their aftermath shook the insurance industry to its core. We were extremely fortunate not to have lost any employees in the attacks, but hundreds of other insurance professionals lost their lives and the insurance industry faces billions of dollars in disaster-related claims. It will be some time before the final losses are tallied, but the attacks represent the largest insurance loss ever and they clearly worsened P/C market conditions.

In this very challenging environment, addressing client needs demands teamwork, strong market relationships and a broad range of products and services. We are extremely well-positioned

total revenues rose 14% to $910.0 million


Total Stockholders' Equity
(a) in millions of dollars
400
350
300
250
200
150
100
50
0
239.5
268.7
260.8
328.9
371.6
97
98
99
00
01

to help our clients. We're innovators, we've always been alternative market leaders, and we're very effective in putting together customized programs and services.

Not only did these strengths enable us to add many new clients during 2001, they also made us even more attractive to smaller, well-run firms seeking a strong merger partner. We completed 16 mergers in 2001, matching our record in 2000. Merger opportunities should remain plentiful in the year ahead. We also recruited many talented individuals to further enhance our capabilities and support revenue growth, increasing our sales force by almost 10%.

Our Brokerage Services Retail Division (BSD) has continued to build on its strategy of forming highly specialized practice groups in market niches where it has developed a large concentration of business. About a dozen of these niches were fully operational at the end of 2000 and three more groups were formalized in 2001—marine, real estate and personal lines. These practice groups bring together cross-divisional teams of niche experts to enhance client service, increase new business production and improve client retention levels. BSD also formed a new operation, Chicago-based Gallagher Financial Products, to develop insurance-based credit solutions for the structured finance community.

BSD's Specialty Marketing and International operations grew substantially in 2001 as more and more clients turned to specialty and alternative market solutions. Risk Placement Services (RPS), the wholesale and excess/surplus broker BSD launched in 1997, contributed substantially to that growth. RPS, which has been very successful from its inception, had a phenomenal year in 2001 as its talented professionals helped independent agents and brokers find coverage solutions for their clients in the tightening market. **Coveragefirst.com**, the specialized e-commerce platform we launched in 1999, is also thriving. The number of insurance agencies registered to access its array of specialty programs and services doubled in 2001 to 6,000 by year-end.

> **BSD's reinsurance operations have more than doubled in size over the last couple of years through acquisition and internal growth. We now rank eighth-largest among reinsurance brokers worldwide...**

BSD's reinsurance operations have more than doubled in size over the last couple of years through acquisitions and internal growth. We now rank eighth-largest among reinsurance brokers

Net earnings jumped 35% to $125.3 million

worldwide and generated more than $65 million in reinsurance revenues in 2001 on a consolidated basis. Arthur J. Gallagher (UK) had a great year in 2001, adding 100 people to its staff and creating two new divisions—Omnirisks and Marine, Aviation & Transport. In addition to tripling the size of its marine and aviation team, AJG (UK) has added expertise in such areas as fine arts, sports, credit risk, financial institutions, political risk, oil and energy, construction, professional liability, medical, and accident and health.

Gallagher Bassett Services, Inc. (GB) had another great year in 2001 as the economic recession made its customized risk management services and quality-driven cost control capabilities even more important to employers. In 2001, new business grew 25% over new business in 2000 and GB had an exceptional 97% year-over-year client retention rate. GB achieved tremendous growth in program business in 2001. We also believe that GB now works with more insurance carriers than any other third-party claims administrator, having been approved to handle claims for over 35 of them.



Tangible Net Worth Per Share
(a) in dollars
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
2.82
3.09
2.98
3.70
3.60
97
98
99
00
01

During 2001, GB formed a strategic alliance with Kemper Insurance Company and UnumProvident Corp. to offer clients a fully-integrated disability management program. It also launched **mygbclaim.com**, an interactive website through which injured employees of its clients can check their workers compensation claim status and payment information instantly. In addition, GB extended a new service enabling its clients to offer employees the option of having their workers compensation indemnity payments electronically transferred to a bank account of

Mergers & Acquisitions—2001

Burgess & Associates, Inc.
(Lenexa, KS)

Cashan & Company
(Hammonton, NJ)

Central Surety Agency, Inc.
(Brookfield, WI)

Equity Insurance Managers, Inc.
(Lexington, KY)

The Galtney Group, Inc.
(dba Healthcare Insurance Services, Inc.)
(Houston, TX)

Hartstein Associates, Inc.
(Warren, NJ)

Henderson Phillips Fine Arts
(Washington, D.C.)

The InWest Group, Inc.
(Midland, TX)

Madison Scott & Associates, Inc.
(Amarillo, TX)

MDM Insurance Associates, Inc.
(Los Angeles, CA)

Midwest Surety Services, Inc.
(Brookfield, WI)

MRS Holdings Limited
(London, England)

Nelson/Monarch Insurance Services, Ltd.
(Frankfort, KY)

SKANCO International, Ltd.
(Scottsdale, AZ)

E.S. Susanin, Inc.
(Rocky Hill, CT)

Texas Insurance Agency, Inc.-Houston
(Houston, TX)

their choice. These are just a few of the numerous ways in which GB enhanced client services, streamlined processing and reduced administrative costs during 2001.

Double-digit medical cost inflation is back, so our clients have an even greater need for Gallagher's employee benefit consulting and claims management expertise. The consolidation of all of Gallagher's benefit operations under the Gallagher Benefit Services, Inc. (GBS) banner was completed in 2001, creating an even stronger and more unified team. At the end of 2001, GBS had

...we have retained and nurtured a corporate culture that some find difficult to describe. Simply put, Gallagher is entrepreneurial, team-oriented and relationship-driven.

37 offices, 23 of which were added to the division within the past two years. Over that same period, GBS has been building a full range of valuable client support resources that are instantly accessible by its entire professional staff via our intranet. In 2001, GBS significantly bolstered its human resource (HR) consulting capabilities to address a growing demand among clients for a single provider that is capable of servicing all of their employee benefit and HR needs. GBS will seek additional growth opportunities in this area in 2002.


Total Assets
(a) in millions of dollars
848.7
914.5
990.6
1,135.5
1,471.8
1500
1200
900
600
300
0
97
98
99
00
01

AJG Financial Services, Inc. completed the sale of two synthetic fuel facilities during 2001, generating almost $11 million in installment gains for the year with the expectation of ongoing installment gains over the next six years. Additionally, credits generated from our alternative energy investments reduced Gallagher's tax rate to under 12% in 2001 from just over 30% in 2000. Our tax rate is expected to return to a normalized rate in 2002. Clearly the long-range investment strategies of our very talented Financial Services team are paying off.

There were several changes to our Board of Directors during 2001. James J. Braniff III, David E. McGurn, Jr., Richard J. McKenna and James W. Durkin, Jr. were elected to the board in May. At the same time, Walter F. McClure, Frank M. Heffernan, Jr. and Peter J. Durkalski left the board after serving it extremely well for a number of years. We thank Walt, Frank and Pete for their many contributions to the board and we are pleased to welcome our newest members.

34% to $1.39


Dividends Declared Per Share
in dollars
.60
.50
.40
.30
.20
.10
0
.31
.35
.40
.46
.52
97
98
99
00
01

Gallagher also made several key executive announcements in 2001. In addition to his board appointment, Dave McGurn was promoted to President of BSD's Specialty Marketing and International Division. Corporate Vice President James S. Gault was promoted to the new position of BSD Executive Vice President. Thomas J. Gallagher was named a Corporate Vice President and was also promoted to Regional Manager of BSD's Chicago Division. Mitchel L. Brashier, BSD's Mid-South Regional Manager, was named a Corporate Vice President.

In October 2002, Arthur J. Gallagher & Co. will celebrate its 75th anniversary. From our humble beginnings as a one-man agency to today's 6,500 associates, we have always been dedicated to our clients and devoted to growth. We are proud of what we have been able to accomplish.

As we have grown, we have retained and nurtured a corporate culture that some find difficult to describe. Simply put, Gallagher is entrepreneurial, team-oriented and relationship-driven. Our professionals work together beyond the traditional profit center silos, constantly striving to serve our clients' best interests. In an increasingly difficult market environment, the strength of our culture has attracted a lot of interest, helping to make us the employer and merger partner of choice in our industry. There are many exciting career opportunities available within our strong and growing organization and we actively encourage talented professionals to seek employment with Gallagher. We also continue to seek potential merger partners who share our values and objectives.

Despite the many challenges we faced in 2001, we pulled together to deliver another record year for you, our investors. We are very excited about what the future holds in store for this company. And, as we embark upon our 75th year in business, we will continue to cherish the unique culture that has driven our success.

J. Patrick Gallagher, Jr.
President and Chief Executive Officer

Robert E. Gallagher
Chairman


SIERRA
MIXED FRUIT

culture



driven



success



San Francisco-based Gallagher Construction Services is just one of BSD's many growing niche practice groups. This team provides specialized products and services, mainly to contractors and other construction groups. Niches such as construction produced about 50% of BSD's retail brokerage revenues in 2001.

Culture Driven Success...

What exactly do we mean by that phrase? It's simple, really. Gallagher has a clearly defined and carefully communicated company culture that is, and has always been, the catalyst for our success. We're problem-solvers. We're always willing to try something new. We support one another. We operate as a team. We foster professional growth. We reward people who deserve it. And in no time in our company's history have these cultural cornerstones proven more valuable to us and to our clients.

Our teamwork and creativity were critical in 2001 as we helped clients deal with crises on several fronts. The U.S. economy worsened throughout the year, leading to widespread layoffs and cutbacks as businesses struggled for survival. Clients, seeking ways to control expenses, were hit with a hardening property/casualty (P/C) market and rising employee benefit costs. It took persistence and skill to help our clients mitigate their costs in this environment, but we rose to the challenge—tapping the collective expertise of our various divisions to find the best solutions for our clients' specific needs.

While helping our clients grapple with these challenges, we continued to expand our capabilities, enhance our existing products and services, and pursue new growth opportunities. No matter how tough the market might be, we never stop building for the future. We accomplished many exciting things during 2001, and we would like to share with you some of the most notable ones.

Brokerage Services Retail Division

Since the beginning of 2000, BSD producers and account representatives have spent a lot of time educating clients about the dynamics behind the hardening P/C market. This effort kept our clients from being blindsided by rate increases and coverage restrictions and enabled them to consider alternatives. The division also expanded its resources in 2001 in areas such as environmental liability, alternative financial products, Internet liability and claims advocacy.

BSD added many new professionals from throughout the insurance community in 2001. A number of them have further enhanced capabilities within the niche practice groups. BSD's cross-divisional niches provide highly specialized products and services to the healthcare, construction, transportation, energy, restaurant and hospitality industries, as well as public entities, scholastic, religious and not-for-profit organizations. Other niche practice groups target global/national accounts and professional liability exposures. BSD formalized three new niche practice groups in 2001 to focus exclusively on marine, real estate and personal lines business. These niches not only generate their own business, but also assist other BSD producers who have clients or prospects with exposures in those areas. In 2001, niche

-solvers

practice groups generated about 50% of BSD's retail brokerage revenues.

In May 2001, BSD launched a new unit to capitalize on the convergence occurring within the commercial banking, investment banking, insurance and capital market industries. Chicago-based Gallagher Financial Products focuses on delivering insurance-based credit solutions to the structured finance community.

One of our greatest strengths is Gallagher Online, our extensive intranet network that links our professionals worldwide. During 2001, BSD added many new employee resources to Gallagher Online, including reference and sales support materials, market and regulatory information, and a variety of administrative tools. Databases were set up for each of the BSD niche practice groups to facilitate sharing of information within the niches and to inform other BSD producers about the capabilities they offer. These online tools provide valuable support to BSD professionals, enabling them to do their jobs and serve their clients better and more efficiently.

In 2000, BSD established a formal, ongoing executive development training program to prepare participants for leadership positions within the division. It has proven so valuable that a second group, including participants from other Gallagher divisions, entered the training program in 2001.

BSD Specialty Marketing And International Division

BSD's Specialty Marketing and International Division had a phenomenal year in 2001, with consolidated revenue growth in excess of 20%. After the terrorist attacks in September, underwriters altered their entire way of looking at U.S. risks. Things that had never made a difference before—like the concentration of employee populations within one location—became big issues. Revised underwriting criteria, premium rate hikes and dwindling coverage availability in the retail P/C market triggered increasing demand for wholesale and reinsurance brokerage, captive, rent-a-captive and managing general agency products and services.

A growing number of non-Gallagher agents and brokers seeking coverage solutions outside the retail P/C market turned to Risk Placement Services, Inc. (RPS), our excess/surplus and wholesale brokerage operation. RPS's revenues soared 45% in 2001 and it ended the year with 330 employees. The decision to form RPS as a scratch operation back in 1997 has proven to be a wise move for Gallagher and we expect its growth pace to continue throughout 2002.

Growth of BSD's wholesale revenues has been assisted by business generated through **coveragefirst.com**, Gallagher's e-commerce portal. Through a single contract, independent agents and brokers use CoverageFirst to gain one-stop access to many of BSD's specialized programs and services. During 2001, the number of agents registered with CoverageFirst doubled to more than 6,000.

Arthur J. Gallagher (UK) had its biggest growth ever in 2001, ending the year with a 21% increase in revenues and more than 300 employees. During the year it added many highly-skilled insurance professionals and formed two new divisions. Since establishing Marine, Aviation and Transport as a separate division, AJG (UK) has tripled its revenues in those markets and built a team of 60



driven



culture



success



Arthur J. Gallagher (UK) had its biggest growth ever in 2001, significantly expanding its staff and capabilities. It established two divisions as well, Omnirisks and Marine, Aviation and Transport. AJG (UK) is becoming quite a force in the London market.


culture





driven



success

Gallagher Bassett's United Airlines client service team (above) provides high-quality, efficient risk management services to its client. This is especially important in the aftermath of the tragic and devastating losses United suffered in 2001.



professionals. It also formed the Omnirisks Division, which focuses on a wide array of specialized P/C risks, including: power-related, political and credit risks; project finance insurance; financial institutions; and professional liability; as well as financial guarantees and credit enhancements. The expertise AJG (UK) has attracted from throughout the insurance community and its tremendous growth in revenues have elevated its prominence in the London market and new business opportunities abound.

On a consolidated basis, Gallagher's worldwide reinsurance brokerage operations generated over $65 million in revenues in 2001. Gallagher was ranked as the world's eighth-largest reinsurance broker based on 2000 revenues, and given its growth in 2001, it may move further up in the rankings. Our Bermuda operation also had a strong year, with 21% revenue growth. Risk Management Partners Ltd., our joint-venture with Munich-American Re Corporation, grew revenues by 25% in 2001 and now holds more than a 20% marketshare of the public entity business in England, Scotland and Wales.

BSD's network of correspondent brokers in over 100 countries is a valuable asset and critical to our ability to service clients seamlessly. The strong relationships we have forged with these well-run, independent brokers lead to new business opportunities and enable us to fully protect our clients with operations, employees or business exposures around the world.

Gallagher Bassett Services, Inc.

The economic recession in 2001 made GB more important than ever to cost-conscious employers. Its ability to deliver high-quality, customized claims management and loss control services helps clients reduce their cost of risk. GB had a great year in 2001, with very strong new business growth and excellent account retention. It also introduced several new services and improved many existing services to provide additional value to clients.

A new website launched in 2001, **mygbclaim.com**, provides a convenient communication tool for clients' injured employees and their providers, enabling them to access the employee's claims status and payment information at any time and at no additional cost to the client. GB also introduced a new electronic fund transfer (EFT) service in 2001. EFT allows employees the option of having their workers compensation indemnity payments electronically transferred into a bank account of their choice, giving them quicker access to their funds and eliminating any mail delivery problems. Both mygbclaim.com and EFT offer quicker, more efficient service to injured employees.

GB also made several enhancements to **risxfacs.com**, its web-based claims and loss control information management system. Introduced in 2000, risxfacs.com had more than 4,000 users by the end of 2001. The site gives clients real-time access to their current claims data and enables them to generate a variety of customizable reports with that information. Enhancements made in 2001 included a new application, Client Corner. This application gives risxfacs.com users access to the provider directories of GB's managed care vendors and to GB's code look-up tables. Client Corner is ultimately intended to become a one-stop launch pad into other sites that affect clients' risk management programs. In the last quarter of 2001, risxfacs.com averaged over five million site hits per month with an average client user session of more than 30 minutes.

In June 2001, GB entered an important new alliance with Kemper Insurance Company and UnumProvident Corp. The alliance offers clients a comprehensive program integrating the management of their work and non-work related disability benefits. An integrated disability program helps clients contain costs by providing a seamless process for managing their injured employees' disabilities and getting those employees back to work through coordinated medical case management.

GB has had an extensive quality program in place for more than a decade. In 2001, it extended that commitment to its managed care vendors. GB added to their contracts a Performance Compliance Program specific to each vendor and the products and services they deliver to GB clients. Their performance is monitored through self-reviews, on-site audits and client consultations.

GB's international operations also had a good year in 2001. Gallagher Bassett (UK) ended 2001 with over 100 employees and was honored as a finalist for Claims Team of the Year at the UK's prestigious British Insurance Awards. Wyatt Gallagher Bassett, GB's Australasian joint-venture, took on a major assignment in 2001 when it was appointed by the Australian government to verify claimants' eligibility after one of Australia's largest P/C insurers collapsed. Wyatt GB was also appointed to handle a portion of the runoff claims related to that collapse, an effort that will continue in 2002.

Gallagher Benefit Services, Inc.

In 2001, we completed the consolidation of all of our employee benefit operations under the Gallagher Benefit Services banner. Previously a number of BSD offices throughout the country had run their own benefits operations. Although it was a time-consuming process, the consolidation, which has taken place over the last two years, better serves both Gallagher and our clients. It facilitates information-sharing and has created a stronger and more unified benefits team.

As a result of the consolidation, valuable client-support resources have been made available to all GBS professionals countrywide via our intranet, including up-to-date information on federal and state compliance requirements and numerous technical bulletins. Between the consolidation and several mergers made over the past two years, GBS ended 2001 with 37 offices compared with 14 at the beginning of 2000.

As employment and benefit issues have grown in complexity, employers are increasingly demanding that one provider be capable of handling all of their employee benefit and human resource needs. GBS expanded its HR consulting practice in 2001 to address this demand and it will continue to focus on growing this capability in 2002.

Gallagher Benefit Administrators, Inc. (GBA), our third-party benefits administrator, had a good year in 2001, with revenue growth of 12%. GBA spent 2001 preparing for its conversion to a new base processing system in 2002. This system will automate many processes, reducing costs and improving client service.




culture


driven


Emergency


success

With the consolidation of all of Gallagher's benefit operations under Gallagher Benefit Services complete, offices now have access to a wealth of shared resources and support tools. The GBS-Kansas City team services a healthcare management company that includes six major hospitals, and the resources available within GBS help them do their jobs more effectively.


culture





BSD's various technology teams are constantly pioneering new efforts to improve work processes for both employees and clients. These teams provide internal technology support and training, and continually develop information resources and e-commerce initiatives.


driven




success

growth

One attractive feature will be interactive voice response. This feature enables physicians to verify a patient's claim status immediately without having to contact a live person. GBA will also begin using digitized images in claims processing later in 2002.

AJG Financial Services, Inc.

The vision and skills of our AJG Financial Services team have been a tremendous asset to Gallagher. Over the last several years this talented team has made a number of strategic investments, several of which contributed to our growth in 2001.

Gallagher benefited greatly in 2001 from a reduction in the income tax rate resulting from tax credits generated by the alternative energy investments. In addition, Financial Services completed three sale transactions in 2000 and 2001 involving the alternative energy investments, which had a favorable impact on 2001 pretax results. Under the terms of these transactions, Gallagher should see aggregate pretax gains in the range of $84 million to $186 million (based on facility production levels) over the next six years. As a result of these sales, we expect our income tax rate to increase to a more normalized level in 2002.

During 2001, development began on 11,000 acres of commercial, residential and recreational property near Orlando, Florida in which we have a partnership interest. The infrastructure is being put in place and home construction is expected to begin sometime in 2002. The community, when completed, is expected to include over 5,000 residences. Gallagher also has an investment in Asset Alliance Corporation, a holding company for alternative fund managers, that continues to grow and currently manages close to $4 billion in assets. Both investments offer tremendous potential in the long-term.

Our growing expertise and overall approach to investment risk bode well for our shareholders in the future.

A Winning Culture

These are just some of the many innovative things Gallagher was able to accomplish during 2001 through the enthusiasm, creativity and support of our worldwide team. The culture of our company guides us on our path. Every employee understands how powerful it is. Our culture is unique, well-defined and something we truly believe in. It has fueled our success for decades, and we will continue to protect and preserve it in the years ahead.

As we enter 2002, our 75th year as a company, Gallagher is poised for a very bright future.

Gallagher's supportive culture extends beyond the normal work week as dedicated employees throughout the organization reach out to help others in their communities.


please donate food
problem-solvers


willing


support

Food For Thought

Gallagher Construction Services of San Francisco took part in a service project in 2001 that really gave them some "food for thought." As part of the Insurance Industry Charitable Fund (IICF) Bridge Week in San Francisco, the office teamed up with the San Francisco Food Bank, a food pantry organization that has distributed 15 million pounds of food to the needy throughout the Bay Area. Nearly two-thirds of the construction team worked at the food bank preparing cans of food to be sent throughout the community.

The food bank works with nearly 400 human service agencies, serving over 30,000 people a month. That is why the food bank was so appealing to the Gallagher team—it gave them the chance to help a very large number of people.

The 47 participants worked in teams to sort the cans (typically overstock or damaged cans from manufacturers), label them and box them up for shipment. In addition, they put together holiday food baskets for needy families.

Team member Elena Rogan, who co-chaired the project with Cindy Lewis, said the San Francisco office prides itself on taking a team approach to everything it does. This project reinforced that mindset, and Elena says they had so much fun that some of them plan to participate on a regular basis.

Dual Responsibilities

By day, he handles claims regulatory compliance; by night, he helps fight crime. For 22 years, Philip Nasri has worked for Arthur J. Gallagher (UK) Ltd. while serving his city and country as a Reserve Officer for the Metropolitan Police Service in London.

Philip completes a required 200 hours of service a year for what is the largest police force in England with 27,000 officers. A resident of London, he serves the Camden Borough and its five subsections and is responsible for all of the special constables who serve the same area.

Reserve policemen are unpaid, except for a small allowance for meals and travel. Philip says his reward is seeing all walks of life and protecting his country. In his 22 years with the service, he has administered first aid, been first to the scenes of fatal accidents and murders, and assisted at major events providing security. He was on duty for the wedding of Prince Charles and Princess Diana in 1981. He has received various commendations, including the Special Constabulary Medal for long service and good conduct. In 2002, Philip and other reserve officers will receive the Queen's Golden Jubilee Medal for their service.

Philip enjoys interacting with people, which is why he finds both jobs so rewarding. And it's the culture that has kept him on Team Gallagher for more than two decades. It's real, he says, and it's something he truly believes in.

A Little Discomfort Is Worth It

Twice a year, Arthur J. Gallagher & Co.'s home office supports the surrounding communities in Chicagoland by holding an in house blood drive. Gallagher's Corporate Human Resources department schedules these visits with LifeSource, which administrates the blood drive. Many Gallagher team members think it is worth it to bear a little discomfort to help someone in need of blood. Terri Tulley, the team leader of GB's United Airlines client service team, donates every year. She says donating blood fits right in with Gallagher's supportive culture and she says it's easy to help when so many others do as well.

The turnout in the last two years has increased significantly, especially in December, the first blood drive after September 11th. To encourage participation, the HR department raffles off prizes and offers food and drinks to participants. But it isn't just the prizes and food that attract donors like Terri—they take pride in giving back to the community.


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Christmas in October

Gallagher's Kansas City teams have always given back to their community by supporting various charities and programs to help those in need. But Bob Borgelt, BSD's Area Senior Vice President, wanted to expand on the generosity—he wanted to, as he says, use his hands to make a difference. So he got the BSD and GBS teams involved in Kansas City's Christmas in October program.

This program targets an area of the city in which residents need help with the upkeep of their homes. After conducting inspections to see what repairs are needed, the Christmas in October organization assigns volunteers to specific houses to make repairs. Bob gathers a group of volunteers from the office—typically around 15 people from both BSD and GBS—and they inspect the house to see what supplies they will need to complete their work.

The group has supported Christmas in October routinely for over five years. Most recently, they repaired the home of a retired military veteran and his wife, spending a Saturday repainting, replacing gutters, planting flowers and cutting grass. Bob says seeing the residents' gratitude makes it worthwhile. Gallagher employees help people every day in the office—Kansas City just found a unique outlet to help people outside of the office too.

Gallagher Scholars

In 1994, Gallagher's Chairman, Robert E. Gallagher, established a scholarship program for inner-city children in Chicago. Each year 50 fifth-graders are selected to receive a scholarship that helps them attend Catholic schools. Today there are 400 Gallagher scholars involved in the eight-year journey from fifth grade through high school.

The program has blossomed, and the program's first group of students will graduate from high school in 2002. Although the Gallagher Scholars program is funded by Mr. Gallagher and not by the company, several Gallagher employees are involved in the program as mentors for the students. Mary Kelly, a BSD e-commerce team member, has mentored five of the students for almost four years.

Currently, her students—three boys and two girls—are eighth-graders at Northside Catholic Academy–St. Henry's Campus on Chicago's North Side. Mary's main responsibilities are to make sure her students are living up to their academic potential and following the Gallagher Code of Conduct. She provides praise and encouragement, and she tries to serve as a role model. Mentors also try to expand the students' horizons by taking them to city sites or cultural events—things they might not otherwise experience.

Mary is excited to see her students enter high school in the fall and to see what paths they choose. Their desire to succeed through leadership and scholarship is driven by the honor of being a Gallagher Scholar—and the scholarship program mirrors the Gallagher culture of helping others succeed.

Financial Review

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Consolidated Financial Statements

Notes To Consolidated Financial Statements

Management's Discussion And Analysis Of Financial Condition And Results of Operations

Introduction

The following discussion and analysis should be read in conjunction with Arthur J. Gallagher & Co.'s Consolidated Financial Statements and the related notes thereto that are included elsewhere in this annual report.

Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty market or human resource/employee benefit market. Investment income and other is generated from Gallagher's investment portfolio, which includes fiduciary funds, equity securities, and tax advantaged and other strategic investments. Gallagher is headquartered in Itasca, Illinois, has more than 250 offices in nine countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants.

Insurance Market Overview

For more than a decade prior to 2000, heavy competition for market share resulted in low premium rates among property/casualty insurance carriers. This "soft market" (i.e., low premium rates) generally resulted in flat or reduced renewal commissions. During this soft market period, natural catastrophes resulted in billions of dollars in underwriting losses to the insurance market. Substantial mergers, both domestically and internationally, resulted in fewer insurance companies. Increased property replacement costs and increasingly large litigation awards caused some clients to seek higher levels of insurance coverage. These factors would generally have the effect of generating higher premiums to clients and higher commissions to Gallagher. In spite of these forces, there were opposing factors including favorable equity markets, increased underwriting capital causing heavy competition for market share and improved economies of scale following consolidations, all of which tended to lower premium rates. The net result was property/casualty premium rates remained low through 1999. Years of underwriting losses and the downward turn in equity markets in 2000 and 2001 placed insurers in the situation of having to replenish depleted reserves. Many carriers began to increase premium rates in 2000 and continued to do so throughout 2001.

The insurance industry was jolted by the tragic terrorist attacks that occurred on September 11, 2001. The destruction and devastation of those events have resulted in the largest insurance loss in America's history and have reshaped the insurance marketplace more rapidly than expected. Along with this historic loss, larger than anticipated loss experience across all risks, stock market declines, lower interest rates and diminished risk capacity have led to unprecedented short-term premium rate increases. Higher premium rates are referred to as a "hard market" and generally result in increased commission revenues. Fluctuations in premiums charged by insurance companies have a direct and potentially material impact on the insurance brokerage industry. Commission revenues are generally based on a percentage of the premiums paid by insureds and normally follow premium levels. Thus, a hard market will generally contribute positively to Gallagher's operating results, and since September 11th, the premium rates charged by insurance companies have soared having a positive impact on Gallagher's 2001 operating results in spite of some insurance companies' efforts to reduce commission rates during the upturn in premium pricing. Although, management believes this hard market will continue for the foreseeable future, the longevity of the hard market and its future effect on Gallagher's business is difficult to predict.

In a period of rising insurance costs, there is resistance among certain "risk" buyers (Gallagher's clients) to pay increased premiums and the higher commissions generated by these premiums. Such resistance may cause some buyers to raise their deductibles and/or reduce the overall amount of insurance coverage that they purchase. In addition, some buyers will switch to negotiated fee in lieu of commission arrangements with the broker for placing the risk. These factors will reduce commission revenue to Gallagher. Other buyers will move toward the alternative insurance market, which would tend to have a favorable effect on Gallagher's Risk Management Services segment. Gallagher anticipates that new sales and renewal increases in the areas of risk management, claims management, insurance captive and self-insurance services will continue to be a major factor in Gallagher's fee revenue growth during 2002. Though inflation tends to increase the levels of insured values and risk exposures, premium rates charged by insurance companies have had a greater impact on Gallagher's revenues than inflation.

Gallagher continues to look to the future and to pursue expansion not only in the core business segments of Insurance Brokerage and Risk Management Services, but also within Financial Services. Management believes these areas continue to hold opportunities for diversification and profitable growth.

This Management's Discussion And Analysis Of Financial Condition And Results Of Operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Cautionary Language Regarding Forward-Looking Statements" on the inside back cover page of this annual report.

Critical Accounting Policies

Gallagher's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. See Note 1 to the Consolidated Financial Statements for a complete summary of the significant accounting policies used to prepare Gallagher's consolidated financial statements. Gallagher believes that of the significant accounting policies disclosed in Note 1, the following may involve a higher degree of judgment and complexity.

Revenue Recognition

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance companies are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. The income effects of subsequent premium adjustments are recorded when the adjustments become known. Fee revenues are recognized ratably as the services are rendered. The income effects of subsequent fee adjustments are recorded when the adjustments become known. Premiums and fees receivable in the consolidated balance sheets are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

Fair Value Of Financial Instruments

Investment strategies are considered trading securities and consist primarily of limited partnerships which invest in common stocks. These securities are carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses included in the consolidated statements of earnings. The fair value of investment strategies is determined by reference to the fair values of the underlying common stocks which are primarily based on quoted market prices. Marketable securities are considered available for sale and consist primarily of preferred and common stocks. These securities are carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses, less related deferred income taxes, excluded from net earnings and reported as accumulated other comprehensive earnings (loss) in stockholders' equity section of the consolidated balance sheets. The fair value for marketable securities is primarily based on quoted market prices. To the extent that quoted market prices are not available, fair value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments in different markets and pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized and the use of different pricing models or assumptions could produce different results.

Use Of Estimates

In the preparation of Gallagher's consolidated financial statements in accordance with GAAP, certain estimates and assumptions are made that affect the amounts reported in the financial statements and accompanying notes. Estimates and assumptions are used to calculate liabilities and expenses in several areas including the following: defined benefit pension plan, retiree health benefits plan, self-funded employee benefit plans, self-funded insurance programs and stock options. The calculation of these liabilities and expenses are based on estimates and assumptions using historical data and recognized actuarial methods to project future experience. Gallagher periodically reviews the adequacy of the assumptions used and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

Results Of Operations — Consolidated

During 2001, Gallagher acquired substantially all of the net assets of sixteen insurance brokerage firms, ten of which were accounted for as poolings of interests. For seven of the acquisitions that were accounted for as poolings of interests, Gallagher's results of operations for all periods presented have been restated as if they had operated as part of Gallagher prior to their acquisition dates. Gallagher continues to search for merger partners which complement existing operations, provide entry into new markets, add new products and enhance local sales and service capabilities. For the effect of these restatements, in the aggregate, on period to period comparisons, see Note 2 to the Consolidated Financial Statements.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141 which eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. Gallagher initiated five business combinations prior to July 1, 2001 that were completed in the third quarter of 2001 and were accounted for as poolings of interests because they met the qualifying criteria of SFAS 141. In June 2001, the FASB also issued SFAS 142 which no longer permits the amortization of goodwill and indefinite lived intangible assets. Instead, theses assets will be subject to periodic review for impairment (at least annually or more frequently if impairment indicators arise). Gallagher will apply the new rules on accounting for pre-existing goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in pretax earnings of $1.3 million per year. During 2002, Gallagher will perform the first of the required tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Exclusive of the nonamortization provisions of goodwill and indefinite lived intangible assets, management does not expect the adoption of SFAS 142 will have a material effect on Gallagher's consolidated operating results or financial position. See Note 1 to the Consolidated Financial Statements.

Commission revenues increased by $64.2 million or 14% in 2001. This increase generated by the Insurance Brokerage Services segment is the result of record new business of $99.8 million and rate increases partially offset by lost business of $60.3 million and a reduction in revenue from national insurance revenue sharing programs. Commission revenues increased by $32.5 million or 7% in 2000. This increase, also generated by the Insurance Brokerage Services segment was the result of new business production and rate increases partially offset by lost business and a reduction in revenue from national insurance revenue sharing programs.

Fee revenues increased by $43.6 million or 16% in 2001. This increase, generated primarily from the Risk Management Services segment, resulted from strong new business production of $55.3 million and renewal rate increases and favorable retention rates on existing business partially offset by lost business of $24.6 million. Fee revenues increased by $45.4 million or 19% in 2000. This increase, also generated primarily from Risk Management Services, resulted from new business production of $41.4 million and favorable retention rates on existing business partially offset by lost business of $13.2 million.

Investment income and other increased by $6.9 million or 16% in 2001 due primarily to results generated by Gallagher's unconsolidated equity investment portfolio, realized gains generated from Gallagher's marketable securities portfolio, installment gains of $11.9 million on the three alternative energy sale transactions discussed below and income generated from commitment fees paid to Gallagher for providing letters of credit and financial guarantees to several of its tax advantaged investments, real estate partnerships and venture capital equity projects. Gallagher also recognized a gain in 2001 of $2.4 million on the sale of a benefits administration book of business. Income from Gallagher's unconsolidated equity investment portfolio increased in 2001 by $2.5 million due primarily to $3.0 million of income that was generated from Gallagher recording its proportionate share of income from an equity investment in a real estate partnership that is currently developing land in Florida. See Note 4 to the Consolidated Financial Statements for a summary of the components of investment income and other.

Income from tax advantaged investments in 2001 relates to the sales of interests in three alternative energy related limited partnerships. During the third quarter of 2001, Gallagher entered into a transaction for the sale of a 95% interest in one of its synthetic fuel facilities located in South Carolina. Under the sale agreement, Gallagher received an initial nonrefundable down payment of $6.7 million and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facility. The buyer has the option to put the purchased interest back to Gallagher if favorable tax rulings are not received by March 1, 2003. In the event of a put, Gallagher would retain the down payment and installment payments made through the put date. The aggregate pretax installment gain on the transaction is expected to range from $36.0 million to $106.0 million and will be recognized on an installment basis through December 31, 2007. In 2001, Gallagher recognized an installment gain of $8.6 million on this sale transaction.

During the fourth quarter of 2001, Gallagher completed the sale of a two-thirds interest in a partnership that owns a 59.9% interest in a synthetic fuel facility also located in South Carolina. Gallagher received an initial down payment of $3.2 million with additional installment payments over time through 2007 based on qualified fuel production generated by the facility. The buyer has the option to put the purchased interest back to Gallagher if certain adverse tax consequences occur through December 31, 2007. In the event of a put, Gallagher would retain all installment payments made through the put date and a pro-rated portion of the initial down payment. The aggregate pretax installment gain on the transaction is expected to range from $48.0 million to $70.0 million and will be recognized on an installment basis through December 31, 2007. In 2001, Gallagher recognized an installment gain of $2.0 million on this sale transaction. The buyer also had the option, through March 31, 2002, to acquire from Gallagher another one-sixth interest in the partnership at proportionally equivalent terms. In January 2002, the buyer exercised this option, which had no impact on Gallagher's 2001 results.

Effective December 31, 2000, Gallagher completed the sale of its interests in several partnerships that operate landfill gas facilities. Gallagher received an initial down payment of $8.7 million with additional installment payments over time through 2007 based on qualified fuel production generated by the facilities. The aggregate pretax installment gain on the transaction is expected to range from $12.0 million to $22.0 million and will be recognized on an installment basis through December 31, 2007. In 2001, Gallagher recognized an installment gain of $1.3 million on this sale transaction. This transaction had no impact on Gallagher's 2000 results.

The increases in investment income discussed above were partially offset by the $9.2 million in income related to Gallagher's alternative energy related investments recognized in 2000 and to a $6.0 million reduction in interest income generated from the float on fiduciary funds in 2001. The decrease in the fiduciary interest income is due to the decrease in short-term interest rates between 2000 and 2001.

Investment income and other increased $3.8 million or 10% in 2000. This increase was due primarily to $9.2 million in income related to Gallagher's alternative energy related investments, and higher returns on fiduciary income investments which was partially offset by other income recognized in 1999 by an acquisition accounted for as a pooling of interests.

Salaries and employee benefits increased by $62.9 million or 15% in 2001. This increase is higher than usual and is due primarily to a 14% increase in employee headcount, salary increases, increases in incentive compensation linked to Gallagher's overall operating results and the performance of Gallagher's investment portfolio, the annualized effect of prior year new hires, and a corresponding increase in employee benefit expenses. The increase in employee headcount relates to the hiring of additional staff to support the new business growth previously discussed and to an ongoing initiative to hire additional production personnel to generate future revenue growth. In 2000, salaries and employee benefits increased by $48.7 million or 13% due to a 7% increase in employee headcount, salary increases, increases in incentive compensation linked to Gallagher's overall operating results and the performance of a portion of Gallagher's investments portfolio, the annualized effect of prior year new hires and a corresponding increase in employee benefit expenses.

Other operating expenses increased by $22.7 million or 9% in 2001 due primarily to fees for professional services and business insurance related to Gallagher's tax advantaged investments, real estate partnerships and venture capital equity projects and to performance-related investment fees. In addition, Gallagher experienced increases in expenses in 2001 related to increased leased space, temporary help needed to service new risk management and claims business and commissions paid to sub-brokers. Other operating expenses increased by $26.3 million or 12% in 2000 due primarily to increases in professional fees related to acquisition activity and investment projects, management fees related to positive investment results, commissions paid to sub-brokers, write-off of doubtful accounts, increased leased space, temporary help needed to service the new risk management and claims business and travel and entertainment.

Partnership investment expenses of $21.1 million in 2001 represent the ongoing expenses associated with the operations of synthetic fuel facilities. The increase in these expenses in 2001 relates to the production costs incurred by the alternative energy partnerships that generated a substantial portion of the tax credits earned by Gallagher in 2001.

Gallagher's effective income tax rates were 11.7%, 30.5% and 34.5% in 2001, 2000 and 1999, respectively. These rates are net of the effect of tax credits generated by investments in alternative energy related partnerships that operate synthetic fuel facilities and limited partnerships that operate qualified affordable housing, which are partially offset by state and foreign taxes. The reduction in the effective income tax rate in 2001 from the prior year is due to a $23.4 million increase in tax credits earned, net of amortization expense in 2001. This increase in the amount of tax credits earned was generated from Gallagher's alternative energy related partnerships. See Note 13 to the Consolidated Financial Statements. As a result of these sales of interests in alternative energy facilities, Gallagher expects its income tax rate to increase to a more normalized level in 2002.

Gallagher's foreign operations recorded earnings before income taxes of $8.4 million, $7.9 million and $5.0 million in 2001, 2000 and 1999, respectively. The increase in 2001 is due primarily to new business production partially offset by lost business. The increase in 2000 is due primarily to new business and the $1.2 million write-off in 1999 of intangible assets associated with lost business. See Notes 13 and 15 to the Consolidated Financial Statements.

Gallagher's revenues vary from quarter-to-quarter generally as a result of the timing of policy inception dates which traditionally are heaviest in the third quarter. Expenses, on the other hand, are fairly uniform throughout the year. See Note 14 to the Consolidated Financial Statements.

Results Of Operations — Segment Information

As discussed in Note 15 to the Consolidated Financial Statements, Gallagher operates in three business segments; Insurance Brokerage Services, Risk Management Services and Financial Services, as well as a Corporate segment.

Insurance Brokerage Services

The Insurance Brokerage Services segment encompasses operations that, for commission or fee compensation, place or arrange to place insurance directly related to the clients' managing of risk. This segment also provides consulting, for fee compensation related to the clients' risk financing programs and includes Gallagher's retail, reinsurance and wholesale insurance brokerage operations.

Total revenues in 2001 were $608.3 million, a 13% increase over 2000. This increase is due primarily to new business production offset partially by lost business and a $5.6 million reduction in interest income generated from the float on fiduciary funds in 2001. The decrease in the fiduciary interest income is due to the decrease in short-term interest rates between 2000 and 2001. Total domestic revenues of $560.4 million were up 12% over 2000. Revenues in 2001 from foreign operations, principally in the United Kingdom, Australia and Bermuda, were up 18% or $7.4 million over 2000. This increase is due primarily to new business production offset partially by lost business. Earnings before income taxes in 2001 increased 16% over 2000 principally as a result of increased revenues. Total revenues in 2000 were $538.9 million, an increase of 8% over 1999. This increase again is due to new business production partially offset by lost business. Total domestic revenues of $498.4 million were up 7% over 1999. Revenues in 2000 from foreign operations, primarily in the United Kingdom, Australia and Bermuda, were up 22% over 1999 mainly due to $2.2 million attributable to the 2000 acquisition of MBR Pty Limited. Earnings before income taxes of $100.3 million in 2000 increased 3% over 1999 due mainly to increased revenues.

Risk Management Services

The Risk Management Services segment includes Gallagher's third party administration, loss control and risk management consulting, workers' compensation investigations and insurance property appraisal operations. Third party administration is principally claims management programs for Gallagher's clients or clients of other brokers.

Total revenues in 2001 were $264.7 million or 14% over 2000 due to strong new business production and favorable retention rates on existing business. Total domestic revenues of $242.4 million in 2001 were up 15% over 2000 due primarily to new business and substantially less lost business than in 2000. In 2001, foreign revenues of $22.3 million, principally from the United Kingdom and Australia, increased 2% over 2000 due to new business production. Earnings before income taxes in 2001 of $35.3 million increased 6% over 2000 due primarily to revenue increases, which were partially offset by moderate increases in expenses. Total revenues in 2000 were $232.3 million or 20% over 1999 due to strong new business production and favorable retention rates on existing business. Total domestic revenues of $210.4 million increased 17% over 1999 due primarily to new business and substantially less lost business than in 1999. In 2000, foreign revenues of $21.9 million, principally from the United Kingdom and Australia, increased 57% over 1999 due to new business production and a significant increase in revenues from Australian operations for claims work performed as a result of tainted aviation fuel in Australia. Earnings before income taxes in 2000 increased 43% over 1999 due primarily to increased revenues, which were partially offset by a moderate increase in expenses.

Financial Services

The Financial Services segment is responsible for the management of Gallagher's diversified investment portfolio, which includes fiduciary funds, marketable and other equity securities, and tax advantaged and other strategic investments. The invested assets of Gallagher are managed in this segment in order to maximize the return to the company.

Total revenues in 2001 were $37.3 million or 55% more than total revenues in 2000 due primarily to results generated by Gallagher's unconsolidated equity investment portfolio, realized gains generated from Gallagher's marketable securities portfolio, installment gains of $11.9 million on the three alternative energy sale transactions previously discussed in "Results Of Operations — Consolidated" and to income generated from commitment fees paid to Gallagher for providing letters of credit and financial guarantees to several of its tax advantaged investments, real estate partnerships and venture capital equity projects. Gallagher also recognized a gain in 2001 of $2.4 million on the sale of a benefits administration book of business. Income from Gallagher's unconsolidated equity investment portfolio increased in 2001 by $2.5 million due primarily to $3.0 million of income that was generated from Gallagher recording its proportionate share of income from an equity investment in a real estate partnership that is currently developing land in Florida.

In 2001, earnings before income taxes decreased $7.5 million or 58% from 2000 due primarily to the increase in partnership investment expenses of $21.1 million in 2001 which represent the ongoing expenses associated with the operations of synthetic fuel facilities. The increase in these expenses in 2001 relates to the production costs that were incurred by the alternative energy partnerships in order to generate the tax credits that were earned by Gallagher in 2001. The tax credits generated by these investments are included in the provision for income taxes, which is not allocated to Gallagher's operating entities.

Total revenues in 2000 increased 22% over 1999. This increase is due primarily to $9.2 million of income related to Gallagher's alternative energy related investments and higher returns on short-term investments. Earnings before income taxes in 2000 decreased $532,000 or 4% from 1999 due primarily to increases in incentive compensation linked to the performance of Gallagher's investment portfolio and increased management fees associated with positive investment results for Gallagher's independently managed investment portfolio.

Corporate

The Corporate segment consists of unallocated administrative costs and the provision for income taxes which is not allocated to Gallagher's operating entities. Only revenues not attributable to one of the three operating segments are recorded in Corporate. All costs are generated in the United States.

Financial Condition And Liquidity

The insurance brokerage industry is not capital intensive. The capital used to fund Gallagher's investment portfolio has been primarily generated from the excess cash provided by its operations. Cash generated from operating activities was $130.3 million, $155.0 million and $93.1 million in 2001, 2000 and 1999, respectively. Because of the variability related to the timing of premiums and fees receivable and premiums payable, net cash flows from operations vary substantially from year to year. Funds restricted as to Gallagher's use, primarily premiums held as fiduciary funds, have not been included in determining Gallagher's overall liquidity. Currently, Gallagher believes it has sufficient capital to meet its cash flow needs. However, in the event that Gallagher needs capital to fund its operations and investing requirements, it would use borrowings under its credit agreement to meet its short-term needs and would consider other alternatives for its long-term needs. Such alternatives would include raising capital through public markets or restructuring its operations in the event that cash flows from operations are reduced dramatically due to lost business. However, Gallagher has historically been profitable, and cash flows from operations and short-term borrowings under its credit agreements have been sufficient to fund Gallagher's operating, investment and capital expenditure needs. Gallagher expects this favorable cash flow trend to continue in the future.

In 2000, Gallagher and one of its significant subsidiaries entered into an unsecured Revolving Credit Agreement (the Revolving Credit Agreement), which expires on September 10, 2003, with a group of five financial institutions. The Revolving Credit Agreement provides for short-term and long-term revolving credit commitments of $100.0 million and $50.0 million, respectively. The facility provides for loans and letters of credit. Letters of credit are limited to $75.0 million of which up to $50.0 million may be issued under the long-term facility and up to $25.0 million may be issued under the short-term credit facility in the determination of net funds available for future borrowing. The Revolving Credit Agreement provides for borrowings to be denominated in either U.S. dollars or Alternative Currencies, as defined in the credit agreement. In addition, the credit agreement has two borrowing options, Domestic Rate Loans and Eurocurrency Loans, as defined in the credit agreement. Interest rates on borrowings under the Domestic Rate Loan option are based on the prime commercial rate and interest rates on borrowings under the Eurocurrency Loan option are based on LIBOR plus .400% for short-term and long-term revolving credit commitments. The facility fee related to this credit agreement is based on .100% of the used and unused portions of the short-term and long-term revolving credit commitments.

As of December 31, 2001, under the long-term credit facility, Gallagher has contingently committed to funding $45.9 million through letter of credit arrangements related to its corporate insurance programs and several of its equity and other strategic investments. Also, as of December 31, 2001, there were $35.0 million of borrowings outstanding under the Revolving Credit Agreement. Accordingly, Gallagher had $69.1 million available for future borrowing. In 2001, Gallagher borrowed $206.7 million and repaid $171.7 million of short-term borrowings under this facility. These borrowings were used on a short-term basis to finance a portion of Gallagher's operating and investment activities and stock repurchases. There were no borrowings under this facility in 2000. Terms of the Revolving Credit Agreement include various covenants that require Gallagher to maintain specified levels of tangible net worth and restrict the amount of payments on certain expenditures. Gallagher was in compliance with these covenants, in all material respects, as of December 31, 2001.

Gallagher had a $20.0 million unsecured revolving credit agreement (the "Credit Agreement") requiring repayment of any loans under the agreement no later than June 30, 2001. During 2000 and 1999, Gallagher borrowed and repaid $10.0 million and $20.0 million, respectively, of short-term borrowings under the Credit Agreement. These borrowings were primarily used to finance a portion of Gallagher's operating and investment activity. In September 2000, Gallagher terminated this agreement.

Gallagher also had three line of credit facilities totaling $45.0 million that were to expire on April 30, 2001. Periodically, Gallagher made short-term borrowings under these facilities to meet short-term cash flow needs and had a balance of $15.0 million outstanding at December 31, 1999. During 2000, Gallagher borrowed $35.0 million and repaid $50.0 million of borrowings under these facilities. During 1999, Gallagher borrowed $78.5 million and repaid $78.5 million of short-term borrowings under these facilities. The repayments satisfied all remaining loan balances under these facilities and these agreements were terminated in September 2000. Borrowings under these facilities were primarily used to finance a portion of Gallagher's operating and investment activities.

Recently, the issue of off-balance sheet financing has been prominent in the news and has become a topic of concern among many investors. Gallagher's investment portfolio includes investments in real estate partnerships and venture capital equity projects where Gallagher's ownership is between 20% to 50%. As a result, these investments are accounted for using the equity method and as such, the balance sheets of the investees are not consolidated in Gallagher's consolidated balance sheet as of December 31, 2001 and 2000. The December 31, 2001 and 2000 balance sheets of several of the unconsolidated equity investments contain outstanding debt, which is not required to be included in Gallagher's consolidated balance sheet. See Note 4 to the Consolidated Financial Statements for a summary of the outstanding debt of Gallagher's unconsolidated investments accounted for using the equity method. In addition, Note 4 to the Consolidated Financial Statements also contains a summary of Gallagher's contingent commitments related to its investments accounted for using the equity method.

Gallagher uses the limited partnership or limited liability company forms of legal ownership to fund many of its investments in order to obtain favorable tax treatment with respect to gains, losses and distributions, while limiting its liability. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, letters of credit and financial guarantees. In the event that certain of these limited partnerships or limited liability companies were to default on their debt obligations and Gallagher's net carrying value became impaired, the amount to be written-off could have a material effect on Gallagher's consolidated financial position or operating results. See Notes 5 and 12 to the Consolidated Financial Statements for additional commitments and contingencies.

Gallagher paid $41.6 million in cash dividends on its common stock in 2001. Gallagher's dividend policy is determined by the Board of Directors. Quarterly dividends are declared after considering Gallagher's available cash from earnings and its anticipated cash needs. In each quarter of 2001, Gallagher paid a dividend of $.13 per share which was $.015 or 13% greater than each quarterly dividend in 2000. On January 24, 2002, Gallagher declared a 15% increase in its quarterly cash dividend to $.15 payable on April 15, 2002 to Shareholders of Record as of March 29, 2002.

Net capital expenditures were $24.3 million, $15.2 million and $18.1 million in 2001, 2000 and 1999, respectively. In 2002, Gallagher expects to make expenditures for capital improvements of approximately $25.0 million. Capital expenditures by Gallagher are related primarily to office moves and expansions and updating computer systems and equipment.

In 1988, Gallagher adopted a common stock repurchase plan that has been extended through June 30, 2002. Under the plan, Gallagher has repurchased 3,359,000 shares at a cost of $104.1 million, 1,500,000 shares at a cost of $31.3 million, and 1,524,000 shares at a cost of $18.4 million in 2001, 2000 and 1999, respectively. The repurchased shares are held for reissuance in connection with exercises of options under Gallagher's stock option plans. Under the provisions of the repurchase plan, Gallagher is authorized to repurchase approximately 2.3 million additional shares through June 30, 2002. Gallagher is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

Effective with changes in the United States federal income tax laws in 1997, Gallagher no longer provides for federal income taxes on the undistributed earnings of its foreign subsidiaries which are considered permanently invested outside the United States. At December 31, 2001, Gallagher had $32.0 million of undistributed earnings from its foreign subsidiaries. See Note 13 to the Consolidated Financial Statements. Although not considered available for domestic needs, the undistributed earnings generated by certain foreign subsidiaries referred to above may be used to finance foreign operations and acquisitions.

Contractual Obligations And Commitments

In connection with its operating and investing activities, Gallagher has entered into certain contractual obligations, as well as commitments to fund certain investments. See Notes 4, 5 and 12 to the Consolidated Financial Statements for a discussion on these obligations and commitments.

Gallagher's future cash payments associated with its contractual obligations pursuant to the Revolving Credit Agreement and operating leases as of December 31, 2001 are as follows (in thousands):

	Payments Due by Period				
Contractual Obligations	2002	2003 to 2004	2005 to 2006	Thereafter	Total
Revolving credit agreement	$ 35,000	$ —	$ —	$ —	$ 35,000
Operating leases	41,533	60,897	36,962	45,905	185,297
Total contractual obligations	$ 76,533	$ 60,897	$ 36,962	$ 45,905	$ 220,297

Gallagher's commitments associated with outstanding letters of credit, financial guarantees and funding commitments as of December 31, 2001 are as follows (in thousands):

Other Commitments	Amount of Commitment Expiration by Period 2002	2003 to 2004	2005 to 2006	Thereafter	Total Amounts Committed
Letters of credit	$ 645	$ 7,252	$ 3,530	$ 34,504	$ 45,931
Financial guarantees	6,250	27,250	—	5,100	38,600
Funding commitments	15,600	—	—	—	15,600
Total other commitments	$ 22,495	$ 34,502	$ 3,530	$ 39,604	$ 100,131

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

Market Risk Exposure

Gallagher is exposed to various market risks, including changes in interest rates and foreign currency exchange rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. Gallagher does not enter into derivatives or other similar financial instruments for trading or speculative purposes. The following analyses present the hypothetical loss in fair value of the financial instruments held by Gallagher at December 31, 2001 and 2000, that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analyses reflects Gallagher's view of changes that are reasonably possible over a one year period. This discussion of market risks related to Gallagher's consolidated balance sheets includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these risk factors may differ materially from Gallagher's estimates. In the ordinary course of business, Gallagher also faces risks that are either nonfinancial or unquantifiable, including credit risk and legal risk. These risks are not included in the following analyses.

Gallagher has a comprehensive and diversified investment portfolio. Gallagher's invested assets are held as cash and cash equivalents, investment strategies — trading and marketable securities — available for sale. Accordingly, these assets are subject to various market risk exposures such as interest rate risk and equity price risk.

The fair value of Gallagher's cash and cash equivalents investment portfolio at December 31, 2001 and 2000 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio. The resulting fair value was not materially different from the carrying values at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the fair value of Gallagher's investment strategies — trading portfolio was $52.6 million and $51.9 million, respectively. From an investment management perspective, this portfolio, which is managed by several independent fund managers, consists of two different components: an equity portfolio of $6.9 million and $7.2 million and an alternative investment strategies portfolio of $45.7 million and $44.7 million at December 31, 2001 and 2000, respectively.

The equity portfolio is subject to equity price risk. It is not hedged, consists of common stocks and is primarily managed to produce realized gains for Gallagher. The estimated potential loss in fair value of this equity component resulting from a hypothetical decrease in prices quoted by stock exchanges of 10% would be approximately $690,000 and $720,000 at December 31, 2001 and 2000, respectively.

Gallagher's alternative investment strategies portfolio is also subject to equity pricing risk. However, these investments are actively managed in order to minimize Gallagher's exposure to equity pricing risk. The objective of this portfolio is to maximize the overall return to Gallagher, while minimizing the downward price risk in order to preserve the investments' underlying principal balances. The independent fund managers for these alternative investment strategies hedge their strategies by "selling short" common equity securities in order to mitigate the effects of changes in equity prices thereby making any such fluctuations immaterial. Accordingly, hypothetical changes in equity prices would not cause the resulting fair value to be materially different from the carrying value for this portfolio at December 31, 2001 and 2000, respectively. While these fund managers attempt to perfectly hedge their investment strategies, equity pricing risk cannot be completely eliminated.

The fair value of Gallagher's marketable securities — available for sale portfolio was $18.3 million ($4.4 million less than its aggregate amortized cost) and $23.3 million ($4.2 million less than its aggregate amortized cost) at December 31, 2001 and 2000, respectively. The overall objective of this portfolio is to provide Gallagher with a stable after tax yield. This portfolio, which is not hedged, consists primarily of dividend yielding preferred stocks. Accordingly, this portfolio is more sensitive to interest rate risk than it is to equity pricing risk. The estimated potential loss in fair value resulting from a hypothetical one percentage point increase in short-term interest rates would be approximately $2.1 million and $2.7 million at December 31, 2001 and 2000, respectively.

At December 31, 2001, Gallagher had $35.0 million in short-term borrowings outstanding under the Revolving Credit Agreement. The fair value of these borrowings approximated their carrying value due to their short-term duration and variable interest rates. At December 31, 2000, there were no borrowings outstanding under the Revolving Credit Agreement. Market risk was estimated as the potential increase in the fair value resulting from a hypothetical one percentage point decrease in Gallagher's weighted average short-term borrowing rate at December 31, 2001 and the resulting fair value was not materially different from the year end carrying value.

Gallagher is subject to foreign currency exchange rate risk primarily due to the fact that its United Kingdom based subsidiaries incur expenses denominated in British pounds while receiving their revenues in U.S. dollars. Gallagher does not hedge this foreign currency exchange rate risk. The foreign currency gains (losses) related to this market risk are recorded in earnings before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 2001 and 2000 (a weakening of the U.S. dollar), earnings before income taxes would decrease by approximately $3.3 million and $2.8 million, respectively. Gallagher is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. However, it is management's opinion that this foreign currency exchange risk is not material to Gallagher's consolidated operating results or financial position. Gallagher manages the balance sheets of its foreign subsidiaries such that foreign liabilities are matched with equal foreign assets thereby maintaining a "balanced book" which minimizes the effects of currency fluctuations.

Consolidated Statements Of Earnings

(in thousands, except per share data)	Years Ended December 31, 2001	2000	1999
Operating Results			
Revenues:			
Commissions	$ 534,450	$ 470,244	$ 437,706
Fees	324,864	281,235	235,879
Investment income and other:			
Investment income	21,335	25,952	28,736
Income from equity investments, partnerships and joint ventures	23,581	14,185	8,939
Other income	5,813	3,657	2,270
Total investment income and other	50,729	43,794	39,945
Total revenues	910,043	795,273	713,530
Expenses:			
Salaries and employee benefits	477,279	414,372	365,689
Other operating expenses	269,832	247,162	220,817
Partnership investment expenses	21,079	—	—
Total expenses	768,190	661,534	586,506
Earnings before income taxes	141,853	133,739	127,024
Provision for income taxes	16,597	40,784	43,784
Net earnings	$ 125,256	$ 92,955	$ 83,240
Net earnings per common share	$ 1.48	$ 1.11	$ 1.02
Net earnings per common and common equivalent share	1.39	1.04	.97
Dividends declared per common share	.52	.46	.40

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 97,334	$ 141,831
Restricted cash	209,509	158,646
Premiums and fees receivable	555,276	436,542
Investment strategies — trading	52,588	51,897
Other	109,559	56,447
Total current assets	1,024,266	845,363
Marketable securities — available for sale	18,290	23,306
Deferred income taxes	99,263	47,824
Other noncurrent assets	213,417	160,360
Fixed assets	143,344	126,933
Accumulated depreciation and amortization	(92,098)	(84,387)
Net fixed assets	51,246	42,546
Intangible assets — net	65,341	16,089
	$ 1,471,823	$ 1,135,488
Liabilities and Stockholders' Equity		
Current liabilities:		
Premiums payable to insurance companies	$ 805,595	$ 604,979
Accrued salaries and bonuses	56,270	38,650
Accounts payable and other accrued liabilities	109,853	109,214
Unearned fees	16,527	19,014
Income taxes payable	33,226	9,867
Other	45,084	5,197
Total current liabilities	1,066,555	786,921
Other noncurrent liabilities	33,655	19,667
Stockholders' equity:		
Common stock — issued and outstanding 85,111 shares in 2001 and 84,540 shares in 2000	85,111	84,540
Capital in excess of par value	8,768	21,762
Retained earnings	283,796	225,096
Unearned deferred compensation	(3,438)	—
Accumulated other comprehensive earnings (loss)	(2,624)	(2,498)
Total stockholders' equity	371,613	328,900
	$ 1,471,823	$ 1,135,488

See notes to consolidated financial statements.

Consolidated Statements Of Cash Flows

(in thousands)	2001	2000	1999
	Years Ended December 31,		
Cash flows from operating activities:			
Net earnings	$ 125,256	$ 92,955	$ 83,240
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net gain on investments and other	(2,895)	(2,006)	(2,996)
Gain on sales of operations	(2,375)	(1,823)	—
Depreciation and amortization	20,042	18,611	17,676
Increase in restricted cash	(50,863)	(29,350)	(31,057)
Increase in premiums receivable	(111,602)	(31,701)	(78,691)
Increase in premiums payable	193,307	76,972	95,439
Decrease (increase) in trading investments — net	1,051	6,498	(3,678)
Increase in other current assets	(25,026)	(2,274)	(419)
Increase (decrease) in accrued salaries and bonuses	18,027	14,032	(456)
Decrease in accounts payable and other accrued liabilities	(401)	(571)	(12,443)
Increase (decrease) in income taxes payable	23,359	25	(2,929)
Tax benefit from issuance of common stock	24,806	20,027	5,502
Net change in deferred income taxes	(77,751)	(30,613)	(2,842)
Other	(4,626)	24,227	26,779
Net cash provided by operating activities	130,309	155,009	93,125
Cash flows from investing activities:			
Purchases of marketable securities	(13,957)	(25,832)	(44,009)
Proceeds from sales of marketable securities	23,051	22,471	39,778
Proceeds from maturities of marketable securities	398	762	1,495
Net additions to fixed assets	(24,319)	(15,169)	(18,088)
Cash paid for acquisitions, net of cash acquired	(17,893)	(2,440)	(250)
Proceeds from sales of operations	2,700	2,334	—
Other	(47,803)	(35,632)	(20,537)
Net cash used by investing activities	(77,823)	(53,506)	(41,611)
Cash flows from financing activities:			
Proceeds from issuance of common stock	27,255	27,837	16,029
Repurchases of common stock	(104,123)	(31,344)	(18,428)
Dividends paid	(41,618)	(33,759)	(28,010)
Borrowings on line of credit facilities	206,700	45,000	98,500
Repayments on line of credit facilities	(171,700)	(60,000)	(98,500)
Equity transactions of pooled companies prior to dates of acquisition	(13,497)	(4,937)	(63,116)
Net cash used by financing activities	(96,983)	(57,203)	(93,525)
Net (decrease) increase in cash and cash equivalents	(44,497)	44,300	(42,011)
Cash and cash equivalents at beginning of year	141,831	97,531	139,542
Cash and cash equivalents at end of year	$ 97,334	$ 141,831	$ 97,531
Supplemental disclosures of cash flow information:			
Interest paid	$ 1,236	$ 1,212	$ 2,048
Income taxes paid	35,750	24,643	30,153

See notes to consolidated financial statements.

Consolidated Statements Of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Capital In Excess Of Par Value	Retained Earnings	Unearned Deferred Compensation	Accumulated Other Comprehensive Earnings (Loss)	Total Stockholders' Equity
Balance at December 31, 1998 as previously reported	76,126	$ 76,126	$ (15,566)	$ 150,619	$ —	$ (777)	$ 210,402
Acquisitions of pooled companies	5,043	5,043	7,224	45,999	—	—	58,266
Balance at December 31, 1998	81,169	81,169	(8,342)	196,618	—	(777)	268,668
Net earnings	—	—	—	83,240	—	—	83,240
Net change in unrealized gain (loss) on available for sale securities	—	—	—	—	—	(1,892)	(1,892)
Comprehensive earnings							81,348
Cash dividends declared on common stock	—	—	—	(29,202)	—	—	(29,202)
Common stock issued under stock option plans	2,512	2,512	13,517	—	—	—	16,029
Tax benefit from issuance of common stock	—	—	5,502	—	—	—	5,502
Common stock repurchases	(1,524)	(1,524)	(16,904)	—	—	—	(18,428)
Equity transactions of pooled companies prior to dates of acquisition	—	—	15,074	(78,190)	—	—	(63,116)
Balance at December 31, 1999	82,157	82,157	8,847	172,466	—	(2,669)	260,801
Net earnings	—	—	—	92,955	—	—	92,955
Net change in unrealized gain (loss) on available for sale securities	—	—	—	—	—	171	171
Comprehensive earnings							93,126
Cash dividends declared on common stock	—	—	—	(35,539)	—	—	(35,539)
Common stock issued under stock option plans	3,811	3,811	24,026	—	—	—	27,837
Tax benefit from issuance of common stock	—	—	20,027	—	—	—	20,027
Common stock repurchases	(1,500)	(1,500)	(30,987)	—	—	—	(32,487)
Common stock issued in two pooling acquisitions	72	72	—	—	—	—	72
Equity transactions of pooled companies prior to dates of acquisition	—	—	(151)	(4,786)	—	—	(4,937)
Balance at December 31, 2000	84,540	84,540	21,762	225,096	—	(2,498)	328,900
Net earnings	—	—	—	125,256	—	—	125,256
Net change in unrealized gain (loss) on available for sale securities	—	—	—	—	—	(126)	(126)
Comprehensive earnings							125,130
Cash dividends declared on common stock	—	—	—	(43,534)	—	—	(43,534)
Common stock issued under stock option plans	3,007	3,007	24,248	—	—	—	27,255
Tax benefit from issuance of common stock	—	—	24,806	—	—	—	24,806
Common stock repurchases	(3,359)	(3,359)	(90,151)	(9,470)	—	—	(102,980)
Common stock issued in three pooling acquisitions	93	93	—	—	—	—	93
Common stock issued in three purchase acquisitions	678	678	24,200	—	—	—	24,878
Common stock issued under deferred compensation	152	152	3,848	—	(3,438)	—	562
Equity transactions of pooled companies prior to dates of acquisition	—	—	55	(13,552)	—	—	(13,497)
Balance at December 31, 2001	85,111	$ 85,111	$ 8,768	$ 283,796	$ (3,438)	$ (2,624)	$ 371,613

See notes to consolidated financial statements.

Summary Of Significant Accounting Policies

Nature Of Operations

Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty market or human resource/employee benefit market. Investment income and other is generated from Gallagher's investment portfolio that includes fiduciary funds, equity securities and tax advantaged and other strategic investments. Gallagher is headquartered in Itasca, Illinois, has more than 250 offices in nine countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants.

Basis Of Presentation

The accompanying consolidated financial statements include the accounts of Gallagher and all of its majority owned subsidiaries (greater than 50% ownership). Investments in partially owned entities in which ownership is 20% to 50% are accounted for using the equity method. Accordingly, Gallagher's share of the net earnings of these entities is included in consolidated net earnings. Investments in partially owned entities in which ownership is less than 20% are carried at cost. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.

Use Of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Revenue Recognition

Gallagher's revenues are derived from commissions, fees and investment income.

Commission revenues, as well as the related premiums receivable and premiums payable to insurance companies, are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance companies are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance company. A contingent commission is a commission paid by an insurance company that is based on the overall estimated profit and/or volume of the business placed with that insurance company. Commissions on premiums billed directly by insurance companies relate to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance company. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Fee revenues are recognized ratably as the services are rendered. Fee revenues generated from the Insurance Brokerage Services segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee revenues generated from the Risk Management Services segment relate to third party claims administration, loss control and other risk management consulting services, which are provided over a period of time, typically one year. The income effects of subsequent fee adjustments are recorded when the adjustments become known.

In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements," as amended, which was effective for fiscal years beginning after December 15, 1999. SAB 101 summarizes the SEC staff's views regarding the recognition and reporting of revenues in financial statements for certain types of transactions. Accordingly, during 2000, Gallagher changed its method of accounting for cancellations of client insurance policies to establish an allowance for estimated policy cancellations. Previously, Gallagher did not specifically record an allowance for such cancellations. The adoption of the applicable provisions of SAB 101 by Gallagher in 2000 was not material to Gallagher's consolidated operating results or financial position. Gallagher will periodically review the adequacy of the allowance for estimated policy cancellations and adjust it as necessary.

Premiums and fees receivable in the accompanying consolidated balance sheets are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations was $2,500,000 and $2,000,000 at December 31, 2001 and 2000, respectively. The allowance for doubtful accounts was $1,730,000 and $3,132,000 at December 31, 2001 and 2000, respectively.

Investment income and other primarily includes interest income, dividend income, net realized and unrealized gains (losses), income (loss) from equity investments, and gains on sales of operations and invested assets. Interest income is recorded as earned. Dividend income is recognized as income based on the date that the underlying security trades "ex-dividend." See the accounting policy on investments for revenue recognition policies pertaining to net realized and unrealized gains (losses). Income (loss) from equity investments represents Gallagher's proportionate share of income or losses from investments accounted for using the equity method.

Earnings Per Share

Earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding during the respective period. Common equivalent shares include incremental shares from dilutive stock options, which are calculated from the date of grant under the treasury stock method using the average market price for the period.

Cash And Cash Equivalents

Short-term investments, consisting principally of commercial paper and certificates of deposit that have a maturity of ninety days or less at date of purchase, are considered cash equivalents.

Restricted Cash

In its capacity as an insurance broker, Gallagher collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Gallagher. Various state and foreign agencies that regulate insurance brokers provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, Gallagher invests these funds in cash, money market accounts, commercial paper and certificates of deposit. Gallagher earns interest income on these unremitted funds, which is reported as investment income and other in the accompanying consolidated statements of earnings.

Premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states and foreign jurisdictions in which Gallagher's subsidiaries operate. These unremitted amounts are reported as restricted cash in the accompanying consolidated balance sheets, with the related liability reported as premiums payable to insurance companies. Additionally, one of Gallagher's United Kingdom subsidiaries is required by Lloyd's of London to meet certain liquidity requirements.

Investments

Investment strategies are considered trading securities and consist primarily of limited partnerships which invest in common stocks. Securities designated as trading are carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses included in the consolidated statements of earnings. The fair value of investment strategies is determined by reference to the fair values of the underlying common stocks which are based primarily on quoted market prices.

Marketable securities are considered available for sale and consist primarily of preferred and common stocks. Securities designated as available for sale are carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses, less related deferred income taxes, excluded from net earnings and reported as accumulated other comprehensive earnings or loss. Gains and losses are recognized in net earnings when realized using the specific identification method. The fair value for marketable securities is based primarily on quoted market prices.

Fixed Assets

Fixed assets are carried at cost in the accompanying consolidated balance sheets. Furniture and equipment with a cost of $121,763,000 and $110,614,000 at December 31, 2001 and 2000, respectively, are depreciated using the straight-line method over the estimated useful lives (three to ten years) of the assets. Leasehold improvements with a cost of $21,581,000 and $16,319,000 at December 31, 2001 and 2000, respectively, are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease terms. Gallagher periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss would be recognized for the difference.

Intangible Assets

Intangible assets consist of the excess of cost over the value of net tangible assets of acquired businesses, non-compete agreements and expiration lists. The excess of cost over the value of net tangible assets is amortized over fifteen to forty years using the straight-line method. Non-compete agreements and expiration lists are amortized over two to ten years using the straight-line method. Accumulated amortization at December 31, 2001 and 2000 was $8,730,000 and $9,925,000, respectively. Amortization expense was $3,505,000, $3,646,000 and $3,559,000 for 2001, 2000 and 1999, respectively. Gallagher periodically reviews intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss would be recognized for the difference.

Stock Based Compensation

Gallagher primarily grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Gallagher accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for these stock options granted to employees.

Fair Value Of Financial Instruments

The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheets for cash and cash equivalents, restricted cash, premiums and fees receivable, premiums payable to insurance companies, accrued salaries and bonuses, accounts payable and other accrued liabilities, unearned fees and income taxes payable, at December 31, 2001 and 2000, approximate fair value because of the short maturity of these instruments. The financial assets that comprise investment strategies and marketable securities are carried at fair value in the accompanying consolidated balance sheets. Fair values for other noncurrent assets are disclosed in Note 4. The carrying amount of borrowings outstanding under Gallagher's credit agreement approximates fair value at December 31, 2001 because the borrowings are at floating rates.

Effect Of New Pronouncements

In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended, which was effective for fiscal years beginning after June 15, 2000. Because of Gallagher's minimal use of derivatives, the effect of the adoption of SFAS 133 in the first quarter of 2001 was not material to Gallagher's consolidated operating results or financial position.

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets."

SFAS 141 eliminates the pooling of interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 (i.e., the acquisition date is July 1, 2001 or after). Gallagher initiated five business combinations prior to July 1, 2001 that were completed in the third quarter of 2001 and were accounted for as poolings of interests because they met the qualifying criteria of SFAS 141.

Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized, but will be subject to periodic review for impairment (at least annually or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS 142 will apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies will be required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001 (i.e., January 1, 2002 for calendar year companies). Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period (June 30, to December 31, 2001) until adoption whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not be amortized.

Gallagher will apply the new rules on accounting for pre-existing goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in pretax earnings of $1,300,000 per year. During 2002, Gallagher will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Exclusive of the nonamortization of goodwill and indefinite lived intangible assets, management does not expect the adoption of SFAS 142 will have a material effect on Gallagher's consolidated operating results or financial position.

Business Combinations

Poolings Of Interests Acquisitions

In 2001, Gallagher acquired substantially all of the net assets of the following insurance brokerage firms in exchange for shares of its common stock: The Galtney Group, Inc. dba Healthcare Insurance Services, 3,330,000 shares; MDM Insurance Associates, Inc., 752,000 shares; The InWest Group, Inc., 407,000 shares; SKANCO International, Ltd., 263,000 shares; Nelson/Monarch Insurance Services, Ltd., 109,000 shares; E.S. Susanin, Inc., 109,000 shares; Burgess & Associates, Inc., 73,000 shares; Madison Scott & Associates, Inc., 34,000 shares; Midwest Surety Services, Inc., 32,000 shares; and Central Surety Agency, Inc., 26,000 shares.

In 2000, Gallagher acquired substantially all of the net assets of the following insurance brokerage firms in exchange for shares of its common stock: John P. Woods Co., Inc., 1,816,000 shares; Universico Group, Ltd., 292,000 shares; Persing, Dyckman & Toynbee, Inc., 246,000 shares; Atlantic Risk Management Corporation, 208,000 shares; Davis-Poston & Associates, Inc., 150,000 shares; Castle Insurance Associates, Inc., 144,000 shares; R.L. Youngdahl & Associates, Inc., 138,000 shares; Bultman/Bell Associates, Inc., 136,000 shares; R.G. Speno, Inc., 88,000 shares; Rebholz Insurance Agency, Inc., 84,000 shares; Towle Agency, Inc., 74,000 shares; Murphy Consultants, 58,000 shares; Powell Insurance Services, Inc., 39,000 shares; and SiliconInsurance, Inc., 33,000 shares.

These acquisitions were accounted for as poolings of interests and, except for three of the 2001 acquisitions and two of the 2000 acquisitions whose results were not significant, the consolidated financial statements for all periods prior to the acquisition dates have been restated to include the operations of these companies. The following summarizes the restatement of the 2000 and 1999 consolidated financial statements to reflect the operations of the 2001 acquisitions (in thousands, except per share data):

2000	As Previously Reported	Attributable To Pooled Companies	As Restated
Total revenues	$ 740,596	$ 54,677	$ 795,273
Net earnings	87,776	5,179	92,955
Net earnings per common share	1.12	(.01)	1.11
Net earnings per common and common equivalent share	1.05	(.01)	1.04
1999			
Total revenues	$ 656,404	$ 57,126	$ 713,530
Net earnings	70,250	12,990	83,240
Net earnings per common share	.92	.10	1.02
Net earnings per common and common equivalent share	.87	.10	.97

Purchase Acquisitions

In 2001, Gallagher acquired substantially all of the net assets of the following insurance brokerage firms in exchange for its common stock and/or cash using the purchase accounting method for recording business combinations (in thousands):

2001 Purchase Acquisitions	Common Shares Issued	Common Share Value	Cash Paid	Contingent Payable	Escrow Deposited	Total Purchase Price
Cashan & Company (Cashan), October 31, 2001	307	$ 10,213	$ —	$ —	$ 1,000	$ 11,213
Hartstein Associates, Inc. (HAI), October 31, 2001	91	2,598	3,000	4,500	734	10,832
MRS Holdings Limited (MRS), November 1, 2001	280	8,266	290	—	2,067	10,623
Equity Insurance Managers, Inc. (EIM), December 1, 2001	—	—	8,400	800	800	10,000
Texas Insurance Agency, Inc. - Houston (TIA), May 1, 2001	—	—	4,340	1,500	225	6,065
Henderson Philips Fine Arts (HPFA), September 1, 2001	—	—	350	1,150	—	1,500
	678	$ 21,077	$ 16,380	$ 7,950	$ 4,826	$ 50,233

Common shares exchanged in connection with these acquisitions were valued at closing market prices as of the effective date of the respective acquisition. Contingent obligations, which are primarily based upon future earnings of the acquired entities, were included in the purchase price recorded for these acquisitions at the maximum amount per the purchase agreements. Contingent consideration or escrow deposits that are returned to Gallagher as a result of purchase price adjustment provisions are recorded as adjustments to intangibles when the contingencies are settled.

Business Combinations (Continued)

The following is a summary of the estimated fair values of the assets acquired at the date of each acquisition based on preliminary purchase price allocations (in thousands):

	Cashan	HAI	MRS	EIM	TIA	HPFA	Total
Current assets	$ 885	$ 542	$ 57,242	$ 7,849	$ —	$ —	$ 66,518
Other noncurrent assets	54	—	12	7	—	—	73
Fixed assets	57	130	602	717	127	—	1,633
Intangible assets	11,248	10,352	10,623	9,465	5,938	1,500	49,126
Total assets acquired	12,244	11,024	68,479	18,038	6,065	1,500	117,350
Current liabilities	1,031	192	57,835	8,038	—	—	67,096
Other noncurrent liabilities	—	—	21	—	—	—	21
Total liabilities assumed	1,031	192	57,856	8,038	—	—	67,117
Total net assets acquired	$ 11,213	$ 10,832	$ 10,623	$ 10,000	$ 6,065	$ 1,500	$ 50,233

These acquisitions allow Gallagher to expand into desirable geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. The excess of the purchase price over the estimated fair value of the tangible net assets acquired at the acquisition date was allocated to goodwill and expiration lists of the Insurance Brokerage Services segment in the amounts of $44,813,000 and $4,313,000, respectively. Purchase price allocations are preliminarily established at the time of the acquisition and are subsequently reviewed within the first year of operations to determine the necessity for allocation adjustments. Expiration lists, related to these acquisitions, will be amortized on a straight-line basis over an estimated useful life of 10 years. Of the $44,813,000 of goodwill related to the 2001 acquisitions, $34,682,000 is expected to be deductible for tax purposes. SFAS 142, "Goodwill and Other Intangible Assets," prohibits amortization of goodwill acquired subsequent to June 30, 2001. Gallagher completed five acquisitions under the purchase method subsequent to June 30, 2001 and as a result of the application of SFAS 142, $299,000 of goodwill that would have been amortized in 2001 under the pre-SFAS 142 rule was not amortized (see Note 1). As the acquisition of TIA occurred prior to the effective date of SFAS 142, goodwill related to this acquisition was amortized from the acquisition date to December 31, 2001 on a straight-line method using a 20 year estimated life. In accordance with SFAS 142, no goodwill amortization will be recorded in the 2002 consolidated statement of earnings.

The 2001 consolidated financial statements reflect the operations of these entities from the date of their respective acquisitions. The following is a summary of the unaudited proforma historical results, as if these purchase acquisitions had been acquired at the beginning of January 1, 2001 and 2000, respectively (in thousands, except per share data):

	Years Ended December 31,	
	2001	2000
Total revenues	$ 938,850	$ 825,986
Net earnings	124,600	94,178
Net earnings per common share	1.46	1.12
Net earnings per common and common equivalent share	1.37	1.05

The unaudited proforma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operation which actually would have resulted had the acquisitions occurred as of January 1, 2001 and 2000, respectively, nor is it necessarily indicative of future operating results.

In 2000, Gallagher acquired 60% of the net assets of MBR Pty Limited, an Australian company engaged in the reinsurance brokerage and services business in exchange for an initial cash payment of $2,100,000. Also in 2000, Gallagher acquired substantially all of the net assets of Joe E. Martin, Inc., an employee benefits broker and consultant, in exchange for an initial cash payment of $340,000. These acquisitions were accounted for as purchases. These purchase acquisitions were not material to the 2000 consolidated financial statements.

3 Insurance Company Receivables And Payables

A reinsurance intermediary subsidiary of Gallagher includes only amounts relating to brokerage commission revenue in premiums and fees receivable in the accompanying consolidated balance sheets. The premiums and claims receivable and payable, as well as the related excise taxes payable, associated with the reinsurance brokerage commission revenue, are not included in the accompanying consolidated balance sheets because they are not assets and liabilities of Gallagher. The excluded amounts are as follows (in thousands):

	December 31,	
	2001	2000
Premiums and claims:		
Receivable	$ 560,921	$ 373,764
Payable	572,964	378,166

The differences between the receivable and payable balances represent fiduciary funds received by the reinsurance intermediary subsidiary, which are included in restricted cash and premiums payable to insurance companies in the accompanying consolidated balance sheets.

Equity Investments

Gallagher's equity investment philosophy generally consists of investing in tax advantaged investments and venture capital equity projects which take a long-term view toward private sale or public offering. Gallagher uses the limited partnership or limited liability company forms of legal ownership to fund many of its investments in order to obtain favorable tax treatment with respect to gains, losses and distributions, while limiting its liability. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, letters of credit and financial guarantees.

The following is a summary of other noncurrent assets, including equity investments (in thousands):

	December 31, 2001	December 31, 2000
Tax advantaged investments	$ 18,656	$ 40,243
Real estate partnerships	29,036	26,563
Investment in Allied World Assurance Holding Ltd. (an insurance company)	20,000	—
Venture capital equity investments	34,891	34,092
Minority investment in alternative fund manager	33,595	14,347
Notes receivable from investees	49,174	22,593
Leased commercial aircraft	6,060	6,758
Other	9,544	8,399
Deferred compensation plan assets (see Note 10)	12,461	7,365
	$ 213,417	$ 160,360

Tax advantaged investments represent amounts invested by Gallagher in 36 limited partnerships (35 in 2000) that operate qualified affordable housing and alternative energy projects that are generating tax benefits to Gallagher on an ongoing basis. These benefits are in the form of both tax deductions for operating losses and tax credits. The tax advantaged investments are primarily accounted for using the effective yield method and are carried at amortized cost in the consolidated balance sheets. Under the effective yield method, Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included, net of amortization of the investment, as a component of the provision for income taxes.

Real estate partnerships at December 31, 2001 and 2000 primarily represent an investment in a limited partnership that owns the building that Gallagher leases for its corporate headquarters and several of its subsidiary operations and an investment in a limited partnership that owns 11,000 acres of land near Orlando, Florida, that is currently under development. Investments in real estate partnerships are carried on the equity basis in the consolidated balance sheets, which approximated fair value at December 31, 2001 and 2000.

Investment in Allied World Assurance Holdings, Ltd represents Gallagher's minority investment in a newly formed Bermuda based insurance and reinsurance company founded by American International Group, Inc., The Chubb Corporation and affiliates of Goldman, Sachs & Co.

Venture capital equity investments at December 31, 2001 and 2000 consist of minority investments in seventeen and thirteen, respectively, software, e-commerce, insurance and financial services companies, none of which exceeds $7,000,000 individually. Investments in partially owned entities in which ownership is 20% to 50% are accounted for using the equity method. Accordingly, Gallagher's share of the net earnings of these entities is included in consolidated net earnings. Investments in partially owned entities in which ownership is less than 20% are carried at cost.

Gallagher's 25% investment in an alternative fund manager is accounted for using the equity method of accounting. Accordingly, Gallagher's share of the net earnings of this entity is included in consolidated net earnings.

Notes receivable from investees primarily represent secured loans made by Gallagher to twelve of its investments (five in 2000). Interest rates on the loans at December 31, 2001 and 2000 ranged from 5.5% to 12.0%. The carrying value of these loans at December 31, 2001 and 2000 approximated fair value.

The leased commercial aircraft represents Gallagher's 90% interest in a trust which leases a commercial jet to a major domestic airline. There is no debt remaining on the aircraft. The net carrying value of this investment approximated fair value at December 31, 2001 and 2000.

Other noncurrent assets consist primarily of prepaid compensation related to a 2001 acquisition, company owned real estate and rental deposits on Gallagher's leased premises.

The following is a summary of the assets and liabilities of Gallagher's unconsolidated investments accounted for using the equity method reconciled to Gallagher's net carrying value (in thousands):

	December 31, 2001	December 31, 2000
Net current assets	$ 42,402	$ 47,972
Other noncurrent assets	41,192	316,707
Net fixed assets	122,149	123,028
Net intangible assets	135,700	115,899
Debt outstanding	(191,859)	(480,405)
Other noncurrent liabilities	(6,773)	(4,284)
Interests of other shareholders	(66,375)	(59,333)
Gallagher's net carrying value	$ 76,436	$ 59,584

The following is a summary of the total debt outstanding of Gallagher's unconsolidated investments accounted for using the equity method (in thousands):

	December 31, 2001	December 31, 2000
Nonrecourse to Gallagher:		
Mortgage loan on Gallagher's corporate headquarters building, secured by building:		
Monthly installments through 2008 based on 30 year amortization, remaining balloon payment in 2008, fixed rate of 8.35%	$ 79,275	$ 79,861
Unsecured bank credit agreement of alternative fund manager:		
Variable rate based on LIBOR plus 2.00%, secured by the net assets of alternative fund manager	—	51,348
Convertible subordinated debentures payable:		
Issued in connection with various acquisitions made by alternative fund manager, mature in 2003 to 2005, fixed rates of 3.09% to 6.58%	42,605	30,324
Mortgage loan on Florida real estate project, secured by land:		
Annual installments through 2004, fixed rate of 8.00%	8,165	11,585
Mortgage loan on commercial (office and retail) real estate complex, secured by the commercial real estate:		
Monthly installments through 2011 based on 30 year amortization period, remaining balloon payment in 2011, fixed rate of 7.40%	12,873	11,244
Line of credit facility on commercial (hotel) real estate complex, secured by the commercial real estate:		
Permits borrowings up to $8,750,000, variable rate based on LIBOR plus 4.00%	8,037	7,547
"Warehouse" line of credit facilities of equity investee, secured by its loan portfolio:		
Monthly interest only payments, variable rate based on commercial paper rate plus 1.06%	—	276,086
	150,955	467,995
Recourse to Gallagher – see contingent commitments below:		
Unsecured bank credit agreement of alternative fund manager:		
Due in four periodic equal installments through 2003, variable rate based on LIBOR plus 1.00%	24,942	—
Bonds payable on Florida real estate project:		
Monthly interest only payments through 2010, variable rate based on commercial paper rate, balloon payment in 2010	12,410	12,410
Line of credit facility on Florida real estate project:		
Permits borrowings up to $8,500,000, monthly interest only payments, variable rate based on LIBOR plus 1.15%	3,552	—
	40,904	12,410
Total debt of Gallagher's investments accounted for using the equity method	$ 191,859	$ 480,405

The following is a summary of Gallagher's contingent commitments related to its investments accounted for using the equity method (in thousands):

	December 31, 2001	December 31, 2000
Letter of credit commitments:		
Gallagher's corporate headquarters building	$ 3,000	$ 3,000
Commercial (hotel) real estate complex	500	—
"Warehouse" lines of credit facilities	—	7,200
Bonds payable on Florida real estate project	12,575	12,575
Community development bonds payable on Florida real estate project	5,000	5,000
Other	250	250
	$ 21,325	$ 28,025
Financial guarantees:		
Unsecured bank credit agreement of alternative fund manager	$ 25,000	$ —
Line of credit facility on Florida real estate project	8,500	—
Community development bonds payable on Florida real estate project	5,100	—
	$ 38,600	$ —

See Notes 5 and 12 for additional commitments and contingencies.

Investment Income And Other

Significant components of investment income and other are as follows (in thousands):

	Years Ended December 31, 2001	2000	1999
Interest	$ 18,181	$ 24,057	$ 19,618
Dividends	2,923	2,955	2,345
Net change in unrealized gain (loss) on investment strategies	(110)	628	889
Net realized gain on investment strategies	1,852	1,244	1,579
Net realized gain on marketable securities	1,153	134	528
Income from tax advantaged investments	13,591	9,200	3,015
Gains on sales of operations	2,375	1,823	—
Other income	7,267	2,719	9,913
Income (loss) from equity investments	3,497	1,034	2,058
Total investment income and other	$ 50,729	$ 43,794	$ 39,945

Income from tax advantaged investments in 2001 relates to the sales of interests in three alternative energy related limited partnerships.

During the third quarter of 2001, Gallagher entered into a transaction for the sale of a 95% interest in one of its synthetic fuel facilities located in South Carolina. Under the sale agreement, Gallagher received an initial nonrefundable down payment of $6,700,000 and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facility. The buyer has the option to put the purchased interest back to Gallagher if favorable tax rulings are not received by March 1, 2003. In the event of a put, Gallagher would retain the down payment and installment payments made through the put date. The aggregate pretax installment gain on the transaction is expected to range from $36,000,000 to $106,000,000 and will be recognized on an installment basis through December 31, 2007. In 2001, Gallagher recognized an installment gain of $8,550,000 on this sale transaction.

During the fourth quarter of 2001, Gallagher completed the sale of a two-thirds interest in a partnership that owns a 59.9% interest in a synthetic fuel facility also located in South Carolina. Gallagher received an initial down payment of $3,200,000 with additional installment payments over time through 2007 based on qualified fuel production generated by the facility. The buyer has the option to put the purchased interest back to Gallagher if certain adverse tax consequences occur through December 31, 2007. In the event of a put, Gallagher would retain all installment payments made through the put date and a pro-rated portion of the initial down payment. The aggregate pretax installment gain on the transaction is expected to range from $48,000,000 to $70,000,000 and will be recognized on an installment basis through December 31, 2007. In 2001, Gallagher recognized an installment gain of $2,050,000 on this sale transaction. The buyer also had the option, through March 31, 2002, to acquire from Gallagher another one-sixth interest in the partnership at proportionally equivalent terms. In January 2002, the buyer exercised this option, which had no impact on Gallagher's 2001 results.

Effective December 31, 2000, Gallagher completed the sale of its interests in several partnerships that operate landfill gas facilities. Gallagher received an initial down payment of $8,706,000 with additional installment payments over time through 2007 based on qualified fuel production generated by the facilities. The aggregate pretax installment gain on the transaction is expected to range from $12,000,000 to $22,000,000 and will be recognized on an installment basis through December 31, 2007. In 2001, Gallagher recognized an installment gain of $1,289,000 on this sale transaction. This transaction had no impact on Gallagher's 2000 results.

In 2000, Gallagher recognized $7,200,000 of income related to the forfeiture of a non-refundable down payment from the termination of an installment sale of a synthetic fuel facility and $2,000,000 of income related to an investment development fee generated from one of Gallagher's alternative energy investments. In 1999, Gallagher sold a portion of its interests in limited partnerships that operate qualified affordable housing projects for cash proceeds of $6,264,000. The gain recognized in 1999 on this sale of limited partnership interests was $3,015,000. This 2000 and 1999 income has been included in income from tax advantaged investments in the foregoing.

In 2001, Gallagher sold a benefits administration book of business that was underperforming and recorded a gain on the sale of $2,375,000. In 2000, Gallagher sold several underperforming or geographically undesirable operations and recorded aggregate gains on these sales of $1,823,000. The net assets sold and the operating results included in the consolidated statements of earnings related to these operations were not material to the consolidated financial statements.

Other income in 2001 consists primarily of investment related fees paid to Gallagher for providing letters of credit and financial guarantees to its tax advantaged investments, real estate partnerships and venture capital equity projects. Other income in 2000 and 1999 consists primarily of other income attributable to the restatement effects of the 2001 and 2000 acquisitions accounted for as poolings of interests.

Marketable Securities

The following is a summary of marketable securities — available for sale (in thousands):

	Cost Or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
Preferred stocks	$ 11,567	$ 215	$ 991	$ 10,791
Common stocks	6,635	228	2,161	4,702
Fixed maturities	4,461	20	1,684	2,797
	$ 22,663	$ 463	$ 4,836	$ 18,290
December 31, 2000				
Preferred stocks	$ 15,127	$ 615	$ 1,525	$ 14,217
Common stocks	8,423	593	3,079	5,937
Fixed maturities	3,919	10	777	3,152
	$ 27,469	$ 1,218	$ 5,381	$ 23,306

The gross realized gains on sales of marketable securities totaled $2,420,000, $884,000 and $1,579,000 for 2001, 2000 and 1999, respectively. The gross realized losses totaled $1,267,000, $750,000 and $1,051,000 for 2001, 2000 and 1999, respectively.

The cost or amortized cost and fair value of fixed maturities at December 31, 2001, by contractual maturity, are as follows (in thousands):

	Cost Or Amortized Cost	Fair Value
Due in 2002	$ 649	$ 350
Due in 2003 through 2006	485	436
Due in 2007 through 2011	92	92
Due in 2012 and thereafter	3,235	1,919
	$ 4,461	$ 2,797

The expected maturities may differ from contractual maturities in the foregoing table because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The components of other comprehensive earnings, including the related income tax effects, consist of the following (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Change in unrealized gain (loss) on available for sale securities during the year, net of income taxes of ($481), $95 and ($1,251), respectively	$ (722)	$ 143	$ (1,877)
Reclassification adjustment for losses (gains) realized in net earnings during the year, net of income taxes of $397, $19 and ($10), respectively	596	28	(15)
Net change in unrealized gain (loss) on available for sale securities during the year, net of income taxes of ($84), $114 and ($1,261), respectively	$ (126)	$ 171	$ (1,892)

Credit Agreements

In 2000, Gallagher and one of its significant subsidiaries entered into an unsecured revolving credit agreement, which expires on September 10, 2003, with a group of five financial institutions. The credit agreement provides for short-term and long-term revolving credit commitments of $100,000,000 and $50,000,000, respectively. The facility provides for loans and letters of credit. Letters of credit are limited to $75,000,000 of which up to $50,000,000 may be issued under the long-term credit facility and up to $25,000,000 may be issued under the short-term credit facility in the determination of net funds available for future borrowing. The credit agreement provides for borrowings to be denominated in either U.S. dollars or Alternative Currencies, as defined in the credit agreement. In addition, the credit agreement has two borrowing options, Domestic Rate Loans, or Eurocurrency Loans, as defined in the credit agreement. Interest rates on borrowings under the Domestic Rate Loan option are based on the prime commercial rate and interest rates on borrowings under the Eurocurrency Loan option are based on LIBOR plus .400% for short-term and long-term revolving credit commitments. The facility fee related to this credit agreement is based on .100% of the used and unused portions of the short-term and long-term revolving credit commitments.

As of December 31, 2001, under the credit facility, Gallagher has contingently committed to funding $45,931,000 through letter of credit arrangements related to its corporate insurance programs and several of its equity and other strategic investments of which $21,325,000 was previously disclosed in Note 4. Also, as of December 31, 2001, there were $35,000,000 of short-term borrowings outstanding under the credit agreement. There were no borrowings under this credit agreement in 2000. Terms of the credit agreement include various covenants that require Gallagher to maintain specified levels of tangible net worth and restrict the amount of payments on certain expenditures. Gallagher was in compliance with these covenants, in all material respects, as of December 31, 2001.

Capital Stock And Stockholders' Rights Plan

Capital Stock

The table below summarizes certain information about Gallagher's capital stock at December 31, 2001 and 2000 (in thousands, except par value data):

Class	Par Value	Authorized Shares
Preferred stock	No par	1,000
Common stock	$ 1.00	400,000

Stockholders' Rights Plan

Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, are outstanding on each share of Gallagher's outstanding common stock. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007. Under certain conditions, each Right may be exercised to purchase one share of common stock at an exercise price of $25. The Rights become exercisable and transferable after a public announcement that a person or group (as defined) has acquired 20% or more of the common stock or after commencement or public announcement of a tender offer for 30% or more of the common stock. If Gallagher is acquired in a merger or business combination, each Right exercised gives the holder the right to purchase $50 of market value of common stock of the surviving company for the $25 exercise price. The Rights may be redeemed by Gallagher at $.0125 per Right at any time prior to the public announcement of the acquisition of 20% of the common stock.

Earnings Per Share

The following table sets forth the computation of net earnings per common share and net earnings per common and common equivalent share (in thousands, except per share data):

	Years Ended December 31,		
	2001	2000	1999
Net earnings	$ 125,256	$ 92,955	$ 83,240
Weighted average number of common shares outstanding	84,795	83,558	81,678
Dilutive effect of stock options using the treasury stock method	5,332	5,409	3,928
Weighted average number of common and common equivalent shares outstanding	90,127	88,967	85,606
Net earnings per common share	$ 1.48	$ 1.11	$ 1.02
Net earnings per common and common equivalent share	1.39	1.04	.97

Options to purchase 231,000, 313,000, and 40,000 shares of common stock were outstanding at December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of the dilutive effect of stock options. These options were excluded from the computation because the options' exercise prices were greater than the average market price of the common shares during the respective year and, therefore, would be antidilutive to earnings per share under the treasury stock method.

Stock Option Plans

Gallagher has incentive and nonqualified stock option plans for officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant. Options granted under the nonqualified plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement. Options expire ten years from the date of grant, or earlier in the event of termination of the employee.

In addition, Gallagher has a non-employee directors' stock option plan which currently authorizes 1,025,000 shares for grant, with Discretionary Options granted at the direction of the Option Committee and Retainer Options granted in lieu of the directors' annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. The excess of fair value at the date of grant over the option price for these nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period.

Gallagher also has an incentive stock option plan for its officers and key employees resident in the United Kingdom. The United Kingdom plan is essentially the same as Gallagher's domestic employee stock option plans, with certain modifications to comply with United Kingdom law and to provide potentially favorable tax treatment for grantees resident in the United Kingdom.

All of the aforementioned stock option plans provide for the immediate vesting of all outstanding stock option grants in the event of a change in control of Gallagher. A change in control of Gallagher is defined as the acquisition by a person (or entity) of the beneficial ownership of 50% or more of Gallagher's common stock; the cessation, for any reason, of a majority of directors of Gallagher to serve as directors during any two year period; or the approval by the stockholders of Gallagher of the sale of substantially all of the assets of Gallagher.

Gallagher accounts for stock option grants in accordance with APB 25 and, accordingly, recognizes no compensation expense for stock options that are granted to employees at the fair value of the underlying shares at the date of grant. Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," requires disclosure of pro forma information regarding net earnings and net earnings per share, using pricing models to estimate the fair value of stock option grants. Had compensation expense for Gallagher's stock option plans been determined based on the estimated fair value at the date of grant consistent with the methodology prescribed under SFAS 123, approximate net earnings and net earnings per share would have been as follows (in thousands, except per share data):

	Years Ended December 31,		
	2001	2000	1999
Pro forma net earnings	$ 119,024	$ 90,909	$ 81,765
Pro forma net earnings per common share	1.40	1.09	1.00
Pro forma net earnings per common and common equivalent share	1.33	1.03	.96

Stock Option Plans (Continued)

For purposes of the pro forma disclosures, the estimated fair values of the stock option grants are amortized to expense over the options' expected lives. The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	2001	2000	1999
Dividend yield	3.0%	2.5%	3.1%
Risk-free interest rate	5.0%	5.1%	6.6%
Volatility	24.5%	24.6%	22.9%
Weighted average expected life (in years)	5.3	6.0	8.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher's employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

The pro forma disclosures above only include the effect of options granted subsequent to January 1, 1995. Accordingly, the effects of applying the SFAS 123 pro forma disclosures to future periods may not be indicative of future effects.

The following is a summary of all of Gallagher's stock option activity and related information (in thousands, except exercise price data):

	Years Ended December 31,					
	2001		2000		1999	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Beginning balance	14,419	$ 10.43	15,800	$ 8.05	17,844	$ 7.63
Granted	2,842	24.95	2,642	19.98	944	12.44
Exercised	(3,007)	9.00	(3,811)	7.22	(2,512)	6.36
Canceled	(137)	14.17	(212)	9.68	(476)	8.46
Ending balance	14,117	$ 13.63	14,419	$ 10.43	15,800	$ 8.05
Exercisable at end of year	4,808		5,229		6,736	

Options with respect to 5,615,000 shares were available for grant at December 31, 2001.

Other information regarding stock options outstanding and exercisable at December 31, 2001 is summarized as follows (in thousands, except exercise price data):

	Options Outstanding			Options Exercisable	
Range Of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ .25 — $ 7.97	3,546	3.18	$ 7.22	1,867	$ 7.06
8.00 — 9.25	4,751	4.22	8.82	2,189	8.67
9.31 — 26.11	3,639	8.14	18.11	725	15.66
26.50 — 36.94	2,181	9.51	27.01	27	30.06
$ .25 — $ 36.94	14,117	5.79	$ 13.63	4,808	$ 9.22

9

Deferred Compensation

In 2001, Gallagher implemented the Deferred Equity Participation Plan, which is a nonqualified plan that provides for distributions to certain key executives of Gallagher upon their normal retirement. Under the provisions of the plan, Gallagher contributes shares of its common stock, in an amount approved by Gallagher's Board of Directors, to a rabbi trust on behalf of the executives participating in the plan. Distributions under the plan normally may not be made until the participant reaches age 62 and are subject to forfeiture in the event of voluntary termination of employment prior to age 62. All distributions from the plan are made in the form of Gallagher's common stock.

In June 2001, Gallagher contributed $4,000,000 to the plan through the issuance of 152,000 shares of Gallagher common stock. Gallagher accounts for the common stock issued to the plan in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested." EITF 97-14 requires that the Gallagher common stock issued to the trust be valued at historical cost (fair market value at the date of grant) and the unearned deferred compensation obligation be classified as an equity instrument, with no recognition of changes in the fair value of the amount owed to the participants. The unearned deferred compensation balance is shown as a reduction of stockholders' equity in the accompanying 2001 consolidated balance sheet and is being amortized ratably over the vesting period of the participants. During 2001, $562,000 was charged to expense related to this plan.

Retirement Plans

Gallagher has a noncontributory defined benefit pension plan which covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. Plan assets consist primarily of common stocks and bonds invested under the terms of a group annuity contract managed by a life insurance company.

Gallagher accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions." The difference between the present value of the pension benefit obligation at the date of adoption of SFAS 87 and the fair value of plan assets at that date is being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in thousands):

	Years Ended December 31,	
	2001	2000
Change in pension benefit obligation:		
Pension benefit obligation at beginning of year	$ 92,792	$ 80,728
Service cost	9,108	7,754
Interest cost	6,316	6,002
Net actuarial (gain) loss	(7,711)	(82)
Benefits paid	(1,718)	(1,610)
Pension benefit obligation at end of year	98,787	92,792
Change in plan assets:		
Fair value of plan assets at beginning of year	66,137	63,148
Actual return on plan assets	(3,481)	(1,742)
Company contributions	5,293	6,341
Benefits paid	(1,718)	(1,610)
Fair value of plan assets at end of year	66,231	66,137
Funded status of the plan (underfunded)	(32,556)	(26,655)
Unrecognized net actuarial gain	(3,069)	(5,162)
Unrecognized prior service cost	772	882
Unrecognized transition obligation	275	331
Accrued pension benefit cost	$ (34,578)	$ (30,604)

The components of the net periodic pension benefit cost for the plan consists of the following (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Service cost — benefits earned during the year	$ 9,108	$ 7,754	$ 7,058
Interest cost on benefit obligation	6,316	6,002	5,176
Expected return on plan assets	(5,911)	(5,935)	(4,897)
Recognized net actuarial gain	(412)	(495)	(199)
Amortization of prior service cost	110	110	110
Amortization of transition obligation	56	56	56
Other	26	26	26
Net periodic pension benefit cost	$ 9,293	$ 7,518	$ 7,330

The following assumptions were used in determining the plan's pension benefit obligation for 2001, 2000 and 1999:

Discount rate	7.5%
Rate of increase in future compensation levels	6.5%
Expected long-term rate of return on assets	9.0%

Gallagher has a qualified contributory savings and thrift (401(k)) plan covering the majority of its employees. Gallagher's matching contributions (up to a maximum of 2% of eligible compensation) are at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. Gallagher contributed $4,605,000, $4,638,000, and $4,165,000 in 2001, 2000 and 1999, respectively. Effective January 1, 1999, Gallagher implemented a nonqualified deferred compensation plan for certain employees, who due to Internal Revenue Service rules, cannot take full advantage of the Gallagher matching contributions under the savings and thrift plan. The plan permits these employees to annually elect to defer a portion of their compensation until their retirement. Gallagher's matching contributions to this plan are also at the discretion of Gallagher's Board of Directors. Gallagher contributed $471,000, $316,000 and $236,000 to the plan in 2001, 2000, and 1999, respectively. The fair value of the plan's assets as of December 31, 2001, and 2000 respectively, including employee contributions and investment earnings thereon, was $12,461,000 and $7,365,000, respectively, and has been included in other noncurrent assets and the corresponding liability has been included in other noncurrent liabilities in the accompanying consolidated balance sheets.

Gallagher also has a foreign defined contribution plan which provides for basic contributions by Gallagher and voluntary contributions by employees resident in the United Kingdom which are matched 100% by Gallagher, up to a maximum of 5% of eligible compensation. Net expense for foreign retirement plans amounted to $2,879,000 in 2001, $2,465,000 in 2000 and $2,253,000 in 1999.

Postretirement Benefits Other Than Pensions

In 1992, Gallagher amended its health benefits plan to eliminate retiree coverage, except for retirees and those employees who had already attained a specified age and length of service at the time of the amendment. The retiree health plan is contributory, with contributions adjusted annually and is funded on a pay-as-you-go basis.

A reconciliation of the beginning and ending balances of the postretirement benefit obligation and the funded status of the plan is as follows (in thousands):

	Years Ended December 31,	
	2001	2000
Change in postretirement benefit obligation:		
Postretirement benefit obligation at beginning of year	$ 6,852	$ 7,883
Service cost	—	—
Interest cost	493	491
Net actuarial gain	(280)	(1,238)
Benefits paid	(204)	(284)
Postretirement benefit obligation at end of year	6,861	6,852
Fair value of plan assets at beginning and end of year	—	—
Funded status of the plan (underfunded)	(6,861)	(6,852)
Unrecognized net actuarial gain	(5,306)	(5,357)
Unrecognized prior service cost	—	—
Unrecognized transition obligation	5,628	6,140
Accrued postretirement benefit cost	$ (6,539)	$ (6,069)

The components of the net periodic postretirement benefit cost include the following (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Service cost — benefits earned during the year	$ —	$ —	$ —
Interest cost on benefit obligation	493	491	563
Amortization of transition obligation	512	512	512
Amortization of net actuarial gain	(331)	(325)	(253)
Net periodic postretirement benefit cost	$ 674	$ 678	$ 822

The discount rate used to measure the postretirement benefit obligation was 7.5% at December 31, 2001, 2000 and 1999. The transition obligation is being amortized over a 20 year period. For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. This rate was assumed to gradually scale down to 4.5% for 2009 and remain at that level thereafter. The assumed health care cost trend rate has a significant effect on the amounts reported and disclosed herein. A one percentage point change in the assumed health care cost trend rate would have the following effects (in thousands):

	One Percentage Point	
	Increase	(Decrease)
Effect on the net periodic postretirement benefit cost in 2001	$ 54	$ (45)
Effect on the postretirement benefit obligation at December 31, 2001	748	(647)

Commitments And Contingencies

Gallagher is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on Gallagher's consolidated financial position or operating results.

Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

Minimum aggregate rental commitments at December 31, 2001 under noncancelable operating leases having an initial term of more than one year are as follows (in thousands):

	Total
2002	$ 41,533
2003	33,738
2004	27,159
2005	22,212
2006	14,750
Subsequent years	45,905
	$ 185,297

Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $53,575,000 in 2001, $46,243,000 in 2000 and $41,198,000 in 1999.

As of December 31, 2001, Gallagher had funding commitments of $15,600,000 related to several of its venture capital equity investments.

Income Taxes

Significant components of earnings before income taxes and the provision for income taxes are as follows (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Earnings before income taxes:			
Domestic	$ 133,414	$ 125,874	$ 122,050
Foreign, principally United Kingdom, Australia and Bermuda	8,439	7,865	4,974
	$ 141,853	$ 133,739	$ 127,024
Provision for income taxes:			
Federal:			
Current	$ 87,599	$ 67,774	$ 39,338
Deferred	(73,552)	(33,305)	(1,935)
	14,047	34,469	37,403
State and local:			
Current	11,636	6,685	6,281
Deferred	(10,507)	(4,683)	(316)
	1,129	2,002	5,965
Foreign:			
Current	1,518	4,787	1,196
Deferred	(97)	(474)	(780)
	1,421	4,313	416
Total provision for income taxes	$ 16,597	$ 40,784	$ 43,784

A reconciliation of the provision for income taxes with the United States federal income tax rate is as follows (in thousands):

	Years Ended December 31,					
	2001		2000		1999	
	Amount	% Of Pretax Income	Amount	% Of Pretax Income	Amount	% Of Pretax Income
Federal statutory rate	$ 49,649	35.0	$ 46,809	35.0	$ 44,458	35.0
State income taxes — net of federal benefit	890	0.6	2,102	1.6	4,179	3.3
Pre-acquisition earnings of pooled companies taxed to previous owners	(699)	(0.5)	(293)	(0.2)	(200)	(0.1)
Foreign taxes	(1,561)	(1.1)	1,570	1.2	(712)	(0.6)
Affordable housing and alternative energy tax credits, net of amortization expense	(35,304)	(24.9)	(11,879)	(8.9)	(4,990)	(3.9)
Other — net	3,622	2.6	2,475	1.8	1,049	0.8
Provision for income taxes	$ 16,597	11.7	$ 40,784	30.5	$ 43,784	34.5

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gallagher's deferred tax liabilities and assets are as follows (in thousands):

	December 31,	
	2001	2000
Deferred tax assets:		
Accrued and unfunded compensation and employee benefits	$ 41,885	$ 29,326
Accrued liabilities	11,044	12,395
Alternative minimum tax (AMT) credit carryforward	42,724	11,949
Investment-related partnerships	43,656	7,926
Unrealized investment loss	1,749	1,665
Other	4,526	4,402
Total deferred tax assets	145,584	67,663
Valuation allowance for deferred tax assets	—	—
Deferred tax assets	145,584	67,663
Deferred tax liabilities	3,587	3,479
Net deferred tax assets	$ 141,997	$ 64,184

At December 31, 2001 and 2000, $46,321,000 and $19,839,000, respectively, of deferred tax assets have been included in other current assets in the accompanying consolidated balance sheets. AMT credits have an indefinite life and Gallagher expects to fully utilize the amounts carried forward. During the period from 1994 to 1996, Gallagher provided for United States federal income taxes on the undistributed earnings of its foreign subsidiaries. Due to changes in the United States federal income tax laws effective in 1997, Gallagher no longer provides for United States federal income taxes on the undistributed earnings ($32,000,000 at December 31, 2001) of certain foreign subsidiaries which are considered permanently invested outside of the United States. The amount of unrecognized deferred tax liability on these undistributed earnings is $6,000,000 at December 31, 2001.

Quarterly Operating Results (Unaudited)

Quarterly operating results for 2001 and 2000 were as follows (in thousands, except per share data):

2001	1st	2nd	3rd	4th
Total revenues	$ 211,694	$ 211,096	$ 233,297	$ 253,956
Earnings before income taxes	34,073	28,772	42,019	36,989
Net earnings	27,083	23,197	41,903	33,073
Net earnings per common share	.32	.27	.49	.39
Net earnings per common and common equivalent share	.30	.26	.47	.36
2000				
Total revenues	$ 182,480	$ 182,844	$ 209,119	$ 220,830
Earnings before income taxes	30,134	26,221	45,642	31,742
Net earnings	19,115	17,159	32,063	24,618
Net earnings per common share	.23	.21	.38	.29
Net earnings per common and common equivalent share	.22	.19	.36	.27

Segment Information

Gallagher has identified three operating segments in addition to its corporate operations. Insurance Brokerage Services encompasses operations that, for commission or fee compensation, place or arrange to place insurance directly related to clients' funding of risk. This segment also provides consulting, for fee compensation, related to clients' risk financing programs. Risk Management Services includes Gallagher's third party administration, loss control and risk management consulting, workers' compensation investigations and insurance property appraisal operations. Third party administration is principally claims management services for Gallagher's clients. Financial Services is responsible for the management of Gallagher's diversified investment portfolio, which includes fiduciary funds, marketable and other equity securities, and tax advantaged and other strategic investments. It manages the invested assets of Gallagher in order to maximize the return to the company. Corporate consists primarily of unallocated administrative costs and the provision for income taxes which is not allocated to Gallagher's operating segments.

Allocations of investment income and certain expenses are based on assumptions and estimates. Reported operating results by segment would change if different methods were applied. Certain assets are not individually identifiable by segment and, accordingly, have been allocated based on formulas. Financial information relating to Gallagher's operating segments for 2001, 2000 and 1999 is as follows (in thousands):

	Insurance Brokerage Services	Risk Management Services	Financial Services	Corporate	Total
Year Ended December 31, 2001					
Revenues:					
Commissions	$ 533,360	$ 1,090	$ —	$ —	$ 534,450
Fees	62,342	262,522	—	—	324,864
Investment income and other	12,626	1,084	37,294	(275)	50,729
Total revenues	$ 608,328	$ 264,696	$ 37,294	$ (275)	$ 910,043
Earnings (loss) before income taxes	$ 116,498	$ 35,314	$ 5,513	$ (15,472)	$ 141,853
Provision for income taxes	—	—	—	16,597	16,597
Net earnings (loss)	$ 116,498	$ 35,314	$ 5,513	$ (32,069)	$ 125,256
Income (loss) from equity investments	$ 785	$ —	$ 2,987	$ (275)	$ 3,497
Depreciation and amortization expense	12,068	7,367	—	607	20,042
Interest expense	199	150	204	683	1,236
Net foreign exchange gain (loss)	(451)	(32)	—	(13)	(496)
Revenues:					
United States	$ 560,429	$ 242,403	$ 35,263	$ (275)	$ 837,820
Foreign, principally United Kingdom, Australia and Bermuda	47,899	22,293	2,031	—	72,223
Total revenues	$ 608,328	$ 264,696	$ 37,294	$ (275)	$ 910,043
At December 31, 2001					
Identifiable assets:					
United States	$ 603,215	$ 47,203	$ 256,459	$ 170,942	$ 1,077,819
Foreign, principally United Kingdom, Australia and Bermuda	374,174	16,481	3,349	—	394,004
Total identifiable assets	$ 977,389	$ 63,684	$ 259,808	$ 170,942	$ 1,471,823
Identifiable assets related to equity investments	$ 1,690	$ —	$ 61,560	$ 13,186	$ 76,436

	Insurance Brokerage Services	Risk Management Services	Financial Services	Corporate	Total
Year Ended December 31, 2000					
Revenues:					
Commissions	$ 469,040	$ 1,204	$ —	$ —	$ 470,244
Fees	51,678	229,557	—	—	281,235
Investment income and other	18,227	1,534	24,130	(97)	43,794
Total revenues	$ 538,945	$ 232,295	$ 24,130	$ (97)	$ 795,273
Earnings (loss) before income taxes	$ 100,265	$ 33,216	$ 12,997	$ (12,739)	$ 133,739
Provision for income taxes	—	—	—	40,784	40,784
Net earnings (loss)	$ 100,265	$ 33,216	$ 12,997	$ (53,523)	$ 92,955
Income from equity investments	$ 777	$ —	$ 354	$ (97)	$ 1,034
Depreciation and amortization expense	12,318	5,913	—	380	18,611
Interest expense	517	174	212	309	1,212
Net foreign exchange gain (loss)	(290)	20	—	(23)	(293)
Revenues:					
United States	$ 498,400	$ 210,384	$ 23,505	$ (97)	$ 732,192
Foreign, principally United Kingdom, Australia and Bermuda	40,545	21,911	625	—	63,081
Total revenues	$ 538,945	$ 232,295	$ 24,130	$ (97)	$ 795,273
At December 31, 2000					
Identifiable assets:					
United States	$ 502,112	$ 47,919	$ 213,640	$ 96,696	$ 860,367
Foreign, principally United Kingdom, Australia and Bermuda	254,938	13,744	6,439	—	275,121
Total identifiable assets	$ 757,050	$ 61,663	$ 220,079	$ 96,696	$ 1,135,488
Identifiable assets related to equity investments	$ 2,079	$ —	$ 44,044	$ 13,461	$ 59,584
Year Ended December 31, 1999					
Revenues:					
Commissions	$ 437,706	$ —	$ —	$ —	$ 437,706
Fees	43,026	192,853	—	—	235,879
Investment income and other	19,412	769	19,764	—	39,945
Total revenues	$ 500,144	$ 193,622	$ 19,764	$ —	$ 713,530
Earnings (loss) before income taxes	$ 97,377	$ 23,188	$ 13,529	$ (7,070)	$ 127,024
Provision for income taxes	—	—	—	43,784	43,784
Net earnings (loss)	$ 97,377	$ 23,188	$ 13,529	$ (50,854)	$ 83,240
Income (loss) from equity investments	$ 746	$ —	$ 1,312	$ —	$ 2,058
Depreciation and amortization expense	11,990	4,553	—	1,133	17,676
Interest expense	980	159	226	683	2,048
Net foreign exchange gain (loss)	(83)	(37)	—	28	(92)
Revenues:					
United States	$ 466,940	$ 179,678	$ 17,955	$ —	$ 664,573
Foreign, principally United Kingdom, Australia and Bermuda	33,204	13,944	1,809	—	48,957
Total revenues	$ 500,144	$ 193,622	$ 19,764	$ —	$ 713,530
At December 31, 1999					
Identifiable assets:					
United States	$ 455,175	$ 36,498	$ 231,652	$ 51,698	$ 775,023
Foreign, principally United Kingdom, Australia and Bermuda	199,046	10,466	6,073	—	215,585
Total identifiable assets	$ 654,221	$ 46,964	$ 237,725	$ 51,698	$ 990,608
Identifiable assets related to equity investments	$ 907	$ —	$ 37,438	$ —	$ 38,345

Management's Report

The management of Arthur J. Gallagher & Co. (Gallagher) is responsible for the preparation and integrity of the consolidated financial statements and the related financial comments appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and include certain amounts based on management's best estimates and judgments. Other financial information presented in this annual report is consistent with the consolidated financial statements.

Gallagher maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based on written policies and procedures, appropriate divisions of responsibility and authority, careful selection and training of personnel and the utilization of an internal audit function. Policies and procedures prescribe that Gallagher and all employees are to maintain the highest ethical standards and that business practices throughout the world are to be conducted in a manner which is above reproach.

Ernst & Young LLP, independent auditors, has audited Gallagher's consolidated financial statements and their report is presented herein.

The Board of Directors has an Audit Committee composed entirely of outside directors. Ernst & Young LLP has direct access to the Audit Committee and periodically meets with the Committee to discuss accounting, auditing and financial reporting matters.

Arthur J. Gallagher & Co.
Itasca, Illinois
January 23, 2002

J. Patrick Gallagher, Jr.
President and Chief Executive Officer

Michael J. Cloherty
Executive Vice President and
Chief Financial Officer

Report Of Independent Auditors

The Board of Directors and Stockholders
Arthur J. Gallagher & Co.

We have audited the accompanying consolidated balance sheets of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Gallagher's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
January 23, 2002

Selected Financial Data



Commissions
(a) in millions of dollars
392.4
419.5
437.7
470.2
534.5
600
500
400
300
200
100
0
97
98
99
00
01



Fees
(a) in millions of dollars
186.0
213.4
235.9
281.2
324.9
350
300
250
200
150
100
50
0
97
98
99
00
01



Investment Income And Other
(a) in millions of dollars
40.5
25.3
39.9
43.8
50.7
60
50
40
30
20
10
0
97
98
99
00
01



Employees At End Of Year
(a)
4,907
5,117
5,333
5,703
6,488
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
97
98
99
00
01



Total Revenues Per Employee
(a) in thousands of dollars
126
129
134
139
140
150
120
90
60
30
0
97
98
99
00
01



Net Earnings Per Employee
(a) in thousands of dollars
13
13
16
16
19
20
15
10
5
0
97
98
99
00
01

(a) Restated for poolings of interests.

Growth Record 1992-2001(a)

(in thousands except per share and employee data)	Average Annual Growth	2001	2000	1999
Revenue Data				
Commissions		**$ 534,450**	$ 470,244	$ 437,706
Fees		**324,864**	281,235	235,879
Investment income and other		**50,729**	43,794	39,945
Total revenues		**$ 910,043**	$ 795,273	$ 713,530
Dollar growth		**$ 114,770**	$ 81,743	$ 55,421
Percent growth	9%	**14%**	11%	8%
Pretax Earnings Data				
Pretax earnings		**$ 141,853**	$ 133,739	$ 127,024
Dollar growth		**$ 8,114**	$ 6,715	$ 43,858
Percent growth	18%	**6%**	5%	53%
Pretax earnings as a percentage of revenues		**16%**	17%	18%
Net Earnings Data				
Net earnings		**$ 125,256**	$ 92,955	$ 83,240
Dollar growth		**$ 32,301**	$ 9,715	$ 16,361
Percent growth	19%	**35%**	12%	24%
Net earnings as a percentage of revenues		**14%**	12%	12%
Net Earnings Per Share Data				
Shares outstanding at year end		**85,111**	84,540	82,157
Net earnings per common and common equivalent share (b)		**$ 1.39**	$ 1.04	$ .97
Percent growth	18%	**34%**	7%	21%
Employee Data				
Number at year end		**6,488**	5,703	5,333
Number growth		**785**	370	216
Percent growth	6%	**14%**	7%	4%
Total revenue per employee (c)		**$ 140**	$ 139	$ 134
Net earnings per employee (c)		**$ 19**	$ 16	$ 16
Common Stock Dividend Data (d)				
Dividends declared per share		**$ .52**	$ .46	$ .40
Total dividends declared		**$ 43,534**	$ 35,539	$ 29,202
Percent of net earnings		**35%**	38%	35%
Balance Sheet Data				
Total assets		**$1,471,823**	$1,135,488	$ 990,608
Long-term debt less current portion		**—**	—	—
Total stockholders' equity		**$ 371,613**	$ 328,900	$ 260,801
Return On Beginning Stockholders' Equity		**38%**	36%	31%

Notes:

(a) The financial information for all periods prior to 2001 has been restated for acquisitions accounted for using the pooling of interests method.

(b) Based on the weighted average number of common and common equivalent shares outstanding during the year.

(c) Based on the number of employees at end of year.

(d) Based on the total dividends declared on a share of common stock outstanding during the entire year.

Years Ended December 31,

1998	1997	1996	1995	1994	1993	1992
$ 419,460	$ 392,427	$ 376,083	$ 362,259	$ 330,169	$ 295,329	$ 270,452
213,360	186,014	176,411	166,111	147,265	134,422	115,390
25,289	40,452	34,214	26,929	17,137	23,223	19,392
$ 658,109	$ 618,893	$ 586,708	$ 555,299	$ 494,571	$ 452,974	$ 405,234
$ 39,216	$ 32,185	$ 31,409	$ 60,728	$ 41,597	$ 47,740	$ 32,475
6%	5%	6%	12%	9%	12%	9%
$ 83,166	$ 94,672	$ 79,974	$ 77,599	$ 67,802	$ 59,607	$ 44,645
$ (11,506)	$ 14,698	$ 2,375	$ 9,797	$ 8,195	$ 14,962	$ 12,650
(12%)	18%	3%	14%	14%	34%	40%
13%	15%	14%	14%	14%	13%	11%
$ 66,879	$ 63,388	$ 52,985	$ 48,437	$ 43,536	$ 36,068	$ 28,030
$ 3,491	$ 10,403	$ 4,548	$ 4,901	$ 7,468	$ 8,038	$ 5,825
6%	20%	9%	11%	21%	29%	26%
10%	10%	9%	9%	9%	8%	7%
81,169	79,257	78,612	78,900	79,724	81,344	79,124
$ .80	$ .78	$ .65	$ .59	$ .53	$ .43	$ .34
3%	20%	10%	11%	23%	26%	27%
5,117	4,907	4,872	4,794	4,382	4,158	3,889
210	35	78	412	224	269	224
4%	1%	2%	9%	5%	7%	6%
$ 129	$ 126	$ 120	$ 116	$ 113	$ 109	$ 104
$ 13	$ 13	$ 11	$ 10	$ 10	$ 9	$ 7
$ .35	$ .31	$ .29	$ .25	$ .22	$ .18	$ .16
$ 24,218	$ 20,408	$ 18,399	$ 15,270	$ 13,209	$ 10,808	$ 8,767
36%	32%	35%	32%	30%	30%	31%
$ 914,461	$ 848,746	$ 747,829	$ 692,305	$ 620,652	$ 647,051	$ 572,238
—	—	1,130	2,260	3,390	28,166	23,888
$ 268,668	$ 239,455	$ 201,795	$ 183,651	$ 157,307	$ 177,859	$ 144,227
28%	31%	29%	31%	24%	25%	23%

Gallagher Group Of Companies And Joint Ventures

Arthur J. Gallagher & Co., one of the world's leading insurance brokers, plans and administers a full array of insurance, reinsurance, risk management, self-insurance, claims management and employee benefit products and services through an organization of specialized companies and joint ventures.

Insurance Brokerage Services

Brokerage Services Retail Division
Gallagher's largest division specializes in structuring property/casualty insurance and risk management programs for commercial, industrial, institutional and governmental organizations through its offices in the U.S. and through a network of correspondent brokers in more than 100 countries around the world.

Gallagher Benefit Services, Inc.
This employee benefit and human resource services subsidiary assists clients in all areas of their employee retirement and health and welfare plans, including plan design, funding and administration.

Arthur J. Gallagher (UK) Limited
This Lloyd's broker directly accesses Lloyd's and other London and international insurance and reinsurance markets, placing risks for Gallagher's own brokers, other brokers/carriers worldwide and direct retail clients across all non-marine, marine and aviation classes.

Risk Placement Services, Inc.
This subsidiary operates as a traditional wholesale broker and managing general agent, working with both Gallagher and non-Gallagher producers, and has access to all major excess/surplus lines carriers. Its operating units include: International Special Risk Services, Inc.; ARM of California; Nelson, Gordon & James Insurance Services; R&R/Select; Harbor Excess & Surplus; Castle Insurance Associates, Inc.; SKANCO; Equity Insurance Managers; and Coveragefirst.com.

Arthur J. Gallagher Intermediaries, Inc.
This specialty marketing subsidiary operates as a reinsurance intermediary and surplus lines broker for domestic and captive insurance companies, risk-sharing pools and independent insurance brokers.

Gallagher Captive Services, Inc.
This subsidiary specializes in the design and development of group, association and single-parent captives. Its comprehensive captive services encompass feasibility studies, domicile management and program management.

Arthur J. Gallagher & Co. (Bermuda) Limited
This offshore subsidiary provides access to the many specialized insurance and reinsurance companies operating within the Bermuda marketplace, acting as an intermediary to place excess protection for pools, captives, rent-a-captives, risk retention groups and self-insurance arrangements.

Innovative Risk Services, Inc.
This division facilitates access to Bermuda-based insurance companies for both Gallagher and non-Gallagher producers.

Risk Management Partners Ltd. (RMP)
RMP, a joint venture between Gallagher and a subsidiary of Munich-American Re Corporation, markets insurance and risk management products and services to U.K. public entities through offices in England and Scotland.

John P. Woods Co., Inc.
This subsidiary provides a full range of property, casualty, accident and health treaty reinsurance, encompassing risk transfer and finite solutions. Additionally, on behalf of clients, it accesses a full array of professional services including actuarial, catastrophe modeling, dynamic financial analysis, financial and capital market alternatives and strategic planning.

Arthur J. Gallagher Australasia Pty Ltd
This division provides reinsurance placements for Australia and New Zealand insurance companies and specialty programs.

Risk Management Services

Gallagher Bassett Services, Inc.

This subsidiary provides a broad range of risk management services—including claims and information management, risk control consulting and appraisal services—to help corporations and institutions reduce their cost of risk.

Gallagher Benefit Administrators, Inc.

This subsidiary is a third-party administrator that serves the self-funded employee benefit marketplace by integrating highly effective managed care and quality assurance programs with claims administration services.

Gallagher Bassett International Ltd. (UK)

This Gallagher Bassett subsidiary provides claims management, loss control and information management services to U.K. and U.S. clients.

Gallagher Bassett Canada Inc.

A subsidiary of Gallagher Bassett, this operation provides claims management, loss control and information management services to Canadian and U.S. clients.

Wyatt Gallagher Bassett Pty Ltd

This joint venture between Gallagher Bassett and the Wyatt Group Pty Ltd provides loss adjusting, marine and aviation surveying, claims management information services and risk control consulting services throughout Australia.

Financial Services

AJG Financial Services, Inc.

This subsidiary is responsible for the management of Gallagher's diversified investment portfolio, which includes fiduciary funds, marketable and other equity securities, and tax advantaged and other strategic investments. It manages the invested assets of Gallagher in order to maximize the return to the company. AJG Financial Services is continuing to expand its strategic investment portfolio.



Domestic Sales Offices

Albany, NY
Amarillo, TX
Atlanta, GA
Austin, TX
Baltimore, MD
Baton Rouge, LA
Boca Raton, FL
Boston, MA
Canoga Park, CA
Charlotte, NC
Chicago, IL
Clearwater, FL
Cleveland, OH
Columbia, MD
Columbia, SC
Cupertino, CA
Dallas, TX
Denver, CO
Detroit, MI
Elgin, IL
Encino, CA
Frankfort, KY
Fresno, CA
Ft. Lauderdale, FL
Grand Rapids, MI
Greenville, SC
Hammonton, NJ
Hartford, CT
Houston, TX
Irvine, CA
Itasca, IL
Jackson, MS
Jersey City, NJ
Kansas City, MO
Lake Charles, LA
Lexington, KY
Lisle, IL
Little Rock, AR
Long Grove, IL
Los Angeles, CA
Louisville, KY
Lubbock, TX
Metairie, LA
Miami, FL
Midland, TX
Milwaukee, WI
Minneapolis, MN
Monroe, LA
Nashville, TN
New York, NY
Orlando, FL
Philadelphia, PA
Plattenville, LA
Pleasanton, CA
Redmond, WA
San Francisco, CA
Scottsdale, AZ
Seattle, WA
Spring, TX
Springfield, MO
St. Louis, MO
Suffern, NY
Swansea, IL
Tacoma, WA
Thibodaux, LA
Troy, MI
Tulsa, OK
Tustin, CA
Valhalla, NY
Walnut Creek, CA
Warren, NJ
Washington, D.C.
Wayne, NJ
White Plains, NY
Worthington, OH
Yonkers, NY
Youngstown, OH

Domestic Service Offices

Albuquerque, NM
Alexandria, LA
Aliso Viejo, CA
Allentown, PA
Amherst, NY
Anaheim, CA
Arden, NC
Arlington Heights, IL
Atlanta, GA
Austin, TX
Baton Rouge, LA
Bedford, NH
Big Bend, WI
Birmingham, AL
Bloomfield Hills, NJ
Braintree, MA
Burlington, IA
Carlsbad, CA
Charlotte, NC
Clearwater, FL
Clifton Park, NY
Clint, TX
Columbia, MD
Coral Gables, FL
Coral Springs, FL
Cranston, RI
Dallas, TX
Davie, FL
Deltona, FL
Denver, CO
Dublin, OH
East Lansing, MI
East Moline, IL
Evansville, IN
Farmington, CT
Franklin, MA
Ft. Myers, FL
Ft. Worth, TX
Gainesville, FL
Glen Ellyn, IL
Grand Prairie, TX
Greensburg, PA
Greenwood Village, CO
Honolulu, HI
Houston, TX
Indianapolis, IN
Irving, TX
Itasca, IL
Ithaca, NY
Jackson, MS
Jacksonville, AR
Jacksonville, FL
Kansas City, MO
Lafayette, CA
Lake Oswego, OR
Las Vegas, NV
Lees Summit, MO
Lexington, KY
Lisle, IL
Longmeadow, MA
Louisville, KY
Madison, WI
Manchester, MO
Maryland Heights, MO
Mechanicsburg, PA
Medford, NJ
Melville, NY
Memphis, TN
Metairie, LA
Miami, FL
Miami Shores, FL
Milwaukee, WI
Minneapolis, MN
Minnetonka, MN
Miramar, FL
Montrose, CA
Mt. Laurel, NJ
Napa, CA
Nashville, TN
North Little Rock, AR
North Syracuse, NY
Oklahoma City, OK
Orlando, FL
Parkton, MD
Parsippany, NJ
Peoria, IL
Plano, TX
Portland, ME
Racine, WI
Rancho Cordova, CA
Rancho Cucamonga, CA
Richmond, VA
Rochester, NY
Rockford, IL
Royal Palm Beach, FL
Sacramento, CA
San Antonio, TX
Schaumburg, IL
Scottsdale, AZ
Scranton, PA
Slate Hill, NY
South Bend, IN
Southfield, MI
St. Louis, MO
Suffern, NY
Sunrise, FL
Surprise, AZ
Thousand Oaks, CA
Toledo, OH
Trevose, PA
Tukwila, WA
Valley Village, CA
Wake Forest, NC
Warwick, RI
West Chester, OH
West Des Moines, IA
West Palm Beach, FL
Williston, VT
Winona, MN
York, PA
Youngstown, OH

International Sales Offices

Hamilton, Bermuda
London, England
Norfolk, England
Singapore
Sydney, Australia
Stirling, Scotland
Wellington, New Zealand

International Service Offices

Adelaide, Australia
Brisbane, Australia
Copacabana, Australia
Gosford, Australia
Ipswich, Australia
Kallangur, Australia
Lae, Papua New Guinea
Leeds, England
London, England
Maroochydore, Australia
Mooreland, England
North Sydney, Australia
Paramatta, Australia
Port Moresby, Papua New Guinea
South Melbourne, Australia
Southport, Australia
Staffordshire, England
Stirling, Scotland
Toowoomba, Australia
Toronto, Canada
Townsville City, Australia
West Perth, Australia
Woree, Australia

Correspondent Network



Arthur J. Gallagher & Co.'s divisions, subsidiaries and joint ventures serve clients through more than 250* sales and service offices across the United States and in eight other countries, and through a network of correspondent brokers and consultants in more than 100 countries around the world.

Arthur J. Gallagher & Co. has at least one correspondent broker partner in each of the following countries:

Antigua
Argentina
Aruba
Australia
Austria
Azerbaijan
Bahamas
Bahrain
Barbados
Belgium
Belize
Bermuda
Bolivia
Brazil
British Virgin Islands
Brunei
Bulgaria
Canada
Chile
China
Colombia
Congo (Republic of)
Costa Rica
Croatia
Curacao
Cyprus
Czechoslovakia
Denmark
Dominican Republic
Ecuador
Egypt
El Salvador
England
Fiji
Finland
France
Germany
Greece
Guam
Guatemala
Guyana
Haiti
Honduras
Hong Kong
Hungary
India
Indonesia
Ireland
Israel
Italy
Ivory Coast
Jamaica
Japan
Kenya
Kuwait
Lebanon
Lithuania
Luxembourg
Macau
Malawi
Malaysia
Mauritius
Mexico
Mongolia
Netherlands
New Zealand
Norway
Panama
Paraguay
Peru
Philippines
Poland
Portugal
Puerto Rico
Qatar
Romania
Russia
Rwanda
St. Maarten
Saipan
Saudi Arabia
Scotland
Singapore
Slovakia
Slovenia
Solomon Islands
South Africa
South Korea
Spain
Sri Lanka
Swaziland
Sweden
Switzerland
Taiwan
Tanzania
Thailand
Trinidad
Turkey
Turkmenistan
United Arab Emirates
Uruguay
Uzbekistan
Vanuatu
Venezuela
Vietnam
Yemen
Zaire
Zambia

** Some cities have multiple offices*

Board of Directors

ROBERT E. GALLAGHER, 79 (1950) [1,2]
Chairman of the Board since 1990. He was Chief Executive Officer until 1995. He joined Arthur J. Gallagher & Co. in 1947 and became President and CEO in 1963.

J. PATRICK GALLAGHER, JR., 50 (1986) [1,2,4,5]
President since 1990 and Chief Executive Officer since 1995. He joined Arthur J. Gallagher & Co. in 1974, was named Vice President-Operations in 1985 and became Chief Operating Officer in 1990.

JAMES J. BRANIFF III, 62 (2001) [5]
Vice President since 1995 and President and Chief Operating Officer of Brokerage Services Division since 1999. He joined Arthur J. Gallagher & Co. in 1988 when Braniff + Braniff, Inc. was acquired by the company.

T. KIMBALL BROOKER, 62 (1994) [2,3,6]
President of Barbara Oil Company (investments and oil and gas exploration) since 1989. Director of Barbara Oil Company since 1967. Until 1988, he was Managing Director of Morgan Stanley & Co. Incorporated (investment bankers), as well as Vice Chairman and Governor of the Midwest Stock Exchange.

MICHAEL J. CLOHERTY, 54 (1982) [1,4,5]
Executive Vice President since 1996, Chief Executive Officer of Brokerage Services Division since January 1999 and Chief Financial Officer since 1981, the year he joined Arthur J. Gallagher & Co. Prior to that, he was Controller and Treasurer of Frank B. Hall & Co., Inc. He is a Certified Public Accountant.

GARY P. COUGHLAN, 57 (2000) [3,6]
Senior Vice President and Chief Financial Officer of Abbott Laboratories from 1990 to March 2001. Senior Vice President-Finance of Kraft General Foods from 1989 to 1990 and prior thereto Senior Vice President and Chief Financial Officer of Kraft, Inc., which he joined in 1972. He is a director of Hershey Foods Corporation and General Binding Corporation.

JAMES W. DURKIN, JR., 52 (2001) [4,5]
Vice President since 1995 and President of Gallagher Benefit Services, Inc., a subsidiary of the company, since 1985. He joined Arthur J. Gallagher & Co. in 1976.

ILENE S. GORDON, 48 (1999) [3,4,6]
President of Pechiney Plastic Packaging, Inc. and Senior Vice President of Pechiney Group since June 1999. Vice President and General Manager of Tenneco Packaging Folding Carton Business from 1997 to 1999. Vice President-Operations of Tenneco, Inc. from 1994 to 1997. She is a Director of United Stationers, Inc.

DAVID E. McGURN, JR., 48 (2001) [5]
Vice President-Specialty Marketing and International since 1996, Vice President from 1993 to 1996, and President-Specialty Marketing and International, Brokerage Services Division since July 2001. He joined Arthur J. Gallagher & Co. in 1978 and was President of International Special Risk Services, a subsidiary of the company, from 1988 to 1996.

RICHARD J. McKENNA, 55 (2001) [5]
Vice President since 1994 and President of Gallagher Bassett Services, Inc., a subsidiary of the company, since 2000. He joined Arthur J. Gallagher & Co. in 1976 and served as Executive Vice President-Claims Management for Gallagher Bassett from 1986 to 2000.

ROBERT RIPP, 60 (2000) [3,6]
Chairman of Lightpath Technologies, Inc. since November 1999 and Chief Executive Officer since October 2001. Chairman and Chief Executive Officer of AMP Incorporated in 1998, Executive Vice President from 1997 to 1998 and Vice President and Chief Financial Officer from 1994 to 1997. Vice President and Treasurer of IBM from 1989 to 1993. He is a Director of Lightpath Technologies, Inc. and ACE, Ltd.

JAMES R. WIMMER, 73 (1985) [3,4,6]
Lawyer and Partner, Lord, Bissell & Brook, Chicago, from 1959 to 1992, and Of Counsel from 1992 to 1999. Vice Chairman and General Counsel of Commonwealth Industries Corporation, Springfield, Illinois from 1991 through 1993.

Number after name indicates age.
( ) Indicates year first elected a director.
1 Member of the Executive Committee
2 Member of the Nominating Committee
3 Member of the Compensation Committee
4 Member of the Benefits & Administration Committee
5 Member of the Finance Committee
6 Member of the Audit Committee

Other Corporate Officers

JAMES M. AGNEW
Vice President

JOSEPH L. BESNARD, JR.
Vice President

MITCHEL L. BRASHIER
Vice President

BETTE J. BRINKERHOFF
Vice President

RICHARD C. CARY
Controller

JOEL D. CAVANESS
Vice President

PETER J. DURKALSKI
Vice President

NICHOLAS M. ELSBERG
Vice President

THOMAS J. GALLAGHER
Vice President

JAMES S. GAULT
Vice President

CHRISTINE D. GREB
Assistant Secretary

CLARK W. JOHNSON
Vice President

BRIAN A. KING
Vice President

JOEL C. KORNREICH
Vice President

JACK H. LAZZARO
Vice President and Treasurer

DAVID R. LONG
Vice President

JOHN F. McCAFFREY
Vice President

JAMES G. McFARLANE
Vice President

ANGELO M. NARDI
Vice President

STEVEN A. RING
Vice President

JOHN C. ROSENGREN
Vice President and General Counsel

JOHN D. STANCIK
Vice President

MARK P. STRAUCH
Vice President

GARY M. VAN DER VOORT
Vice President

WARREN G. VAN DER VOORT, JR.
Vice President

PAUL WASIKOWSKI
Assistant Treasurer

SALLY WASIKOWSKI
Assistant Treasurer

DAVID M. ZIEGLER
Vice President

Form 10-K

Any stockholder wishing to obtain a copy of Gallagher's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary of Gallagher at the corporate address listed on the back cover. In addition, Gallagher's Annual Report on Form 10-K may be accessed directly at www.ajg.com.

Registrar and Transfer Agent

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
(312) 360-5386

Stockholder Inquiries

Communications regarding dividends, lost stock certificates, change of address, etc., should be directed to Shareholder Services, Computershare Investor Services.

Auditors

Ernst & Young LLP

Annual Meeting

Arthur J. Gallagher & Co.'s 2002 Annual Meeting of Stockholders will be held on Tuesday, May 14, 2002 at 10:00 a.m. at The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143.

Trading Information

Gallagher's common stock is listed on the New York Stock Exchange, trading under the symbol "AJG". The following table sets forth information as to the price range of Gallagher's common stock for the two year period January 1, 2000 through December 31, 2001 and the dividends declared per common share for such period. The table reflects the range of high and low sales prices per share as reported on the New York Stock Exchange composite listing.

2001 Quarterly Periods	High	Low	Dividends Declared Per Common Share
First	$ 32.094	$ 21.875	$ .130
Second	29.200	22.230	.130
Third	34.000	25.370	.130
Fourth	38.820	32.900	.130
2000 Quarterly Periods			
First	$ 16.438	$ 11.531	$ .115
Second	21.719	14.938	.115
Third	30.250	20.063	.115
Fourth	34.250	25.219	.115

As of January 31, 2002, there were approximately 700 holders of record of Gallagher's common stock.

Cautionary Language Regarding Forward-Looking Statements

This annual report to stockholders contains forward-looking statements, which by their nature involve risks and uncertainties. Gallagher's Annual Report on Form 10-K contains a description of certain factors that may cause actual results to differ from results contemplated by such statements.

Arthur J. Gallagher & Co.

International Corporate Headquarters

The Gallagher Centre | Two Pierce Place | Itasca, Illinois 60143-3141

Tel 630.773.3800 | Fax 630.285.4000 | www.ajg.com